File No.:82-34696

04045373

Securities and Exchange Commission
Washington, D.C. 20549

SUPPL

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

10/6

September 30, 2004

CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

COSL

2004年中報
INTERIM REPORT



FINANCIAL HIGHLIGHTS

- Turnover increased 25.1% to RMB1,796.7 million
- Profit from operations improved 12.5% to RMB423.7 million
- Profit attributable to shareholders surged 38.6% to 453.1 million

CONTENTS

CHAIRMAN'S STATEMENT

Dear Shareholders,

We achieved promising results in the first half of 2004. Our turnover, profit from operations and net profit grew by 25.1%, 12.5% and 38.6%, to RMB1,797 million, RMB424 million and RMB453 million, respectively, compared to the same period of 2003. All four of our business segments achieved substantial growth, with turnover from well services, drilling services and marine support and transportation services recording over 20% increases.

A robust growth in exploration and development activities offshore China, together with the enhancement of our capacity, enabled us to deliver a set of strong results. In order to keep up with the large increase in exploration and development (E&P) investments offshore China, in the second half of 2003 we moved Bohai 9 to return to China and leased a Jack-up rig for additional drilling support. These adjustments led to an increase of 543 rig operating days compared to the same period of 2003, to a record high of 2,300 total operating days. Average utilization rate reached 100%.

With respect to well services, we acquired two sets of LWD tools and leased two sets of formation testing tools with a view to increasing our competitiveness in the directional drilling and exploration drilling markets, and to boost our market share in these areas. Compared to the same period of 2003, turnover from well services increased by approximately RMB126 million, or 46.9%, from RMB268.4 million to RMB394.3 million.

Our vessel construction program for marine support and transportation contributed to our expansion in this segment. In the first half of 2004, four more newly built vessels commenced operation. We intend to add another five to seven vessels to our fleet, which we believe should set a solid foundation for this segment's future growth. In the meanwhile, we also leased two marine support vessels to meet market demand. Total operating days for our marine support vessels increased by 13% in the first half of 2004. Turnover from this segment increased by 20.6%, while average utilization rate stood high at 98.9%.

While operating capacity for geophysical services remained unchanged, we managed to achieve a 2.5% growth in this segment. Moreover, our operating profit margin for this segment achieved a very encouraging 22% increase, mainly due to a rise in 3D activity and increased operational efficiency of our fleet.

Our net profit grew by 38.6% in the first half of 2004 compared to the 12.5% increase in our operating profit. The main reason for the different growth rates was that we were again recognized as an advanced technology enterprise for tax purposes.

CHAIRMAN'S STATEMENT

As a result, our income tax rate was reduced from 33% to 15% , and , we received a RMB129 million tax refund, which we applied to our tax expenses, and accordingly, our net profit in the first half of 2004. In light of our good operating results, sufficient cash holdings and for long term capital investment plans , our Board of Directors has recommended a special interim dividend of RMB2.29 cent per share, subject to the approval of our shareholders in the extraordinary general meeting scheduled for October 28, 2004.

COSL's business strategies include the maintenance of high level capital investments, expansion of operating capacity and enhancement of our technical competitiveness to accommodate the continuous growth in oil & gas exploration and development activities offshore China. Over the past two years, the growth of our business owed much to our successful implementation of these strategies. As the global economy recovers , demand for natural resources in developing countries such as China and India is also high. Global oil and refinery products are no longer in a surplus. Furthermore, political unrest in Iraq and a series of terrorist attacks in major OPEC countries has resulted in high oil prices. In light of the high oil prices, we expect that oil and related industries will be stepping towards a new horizon. We will strive to take full advantage of this rising market condition to develop our business. In doing so, we will keep our capital investments at a reasonably high level in order to sustain our leading position in the offshore China market. Our key focus on market development will be to increase our market share in the Southeast Asian market, and to enter other markets with development potentials .

Our operating expenses increased by 31% in the first half of 2004. In a close-up analysis, the larger increase in expenses than that in turnover can be attributable to the substantial increase in raw material prices and the leasing of heavy-duty equipment. However, the macroeconomic control implemented by the Chinese government seems to have taken effect, cooling down certain overheated raw material prices. At the same time, we will strive to maintain effective cost control on raw material consumption. I believe we will be able to control expenses at a reasonable level. Although our operating lease surged by 86% in the first half of 2004, the actual amount was a modest RMB96 million. The leasing of heavy-duty and high tech equipment is of major significance to our development. Firstly, these equipment enable us to satisfy our customers' drilling needs and technical requirements, which helps us increase market share and revenues. Secondly, this move also helps us minimize uncertain risks related to direct investments in heavy-duty equipment. Thirdly, we can save our resources for higher yield investment. Lastly, leasing rather than purchasing heavy-duty equipment affords us flexibility for prompt equipment modifications, which in turn would put us in a better position in the market. From a cash flow perspective, operating leases would lead to an increase in expenses

and cash outflow. However, if we are able to capture the best of what leasing activities have to offer, it would certainly bring in new energy and spirits to our expanding company.

Consistent with our business expansion strategy, we have been actively pursuing capital expenditure opportunities. During the first half of 2004, we had total capital expenditures of RMB668 million. RMB189 million went to drilling services for the construction of a 400-feet jackup rig, which is expected to commence operations in 2006. RMB266 million went to marine support and transportation services, including the construction of four new vessels. We expect to put between five to seven new marine support vessels into full operation later this year. In July 2004, we invested RMB273 million (USD33 million) to purchase a second hand jackup rig. The rig will begin operation in Northern South China Sea in October 2004.

While we strive to maintain strong business growth , we have also been placing much emphasis on enhancing production safety. We maintained a promising record in production safety during the first half of 2004. According to the Occupational Health and Safety Assessment Series, our occupational incident rate for the period was 0.25.

We have taken one more step forward in the international capital markets. On March 26, 2004, our shares commenced trading in the United States by means of American Depository Receipts. The ticker symbol is CHOLY.

At our shareholders meeting earlier this year, Mr. Wu Mengfei and Mr. Jiang Xiaoming were elected as our Executive Director and Independent Non-Executive Director, respectively. The resignation of Mr. Li Wenxiang, one of our directors, was also accepted at the meeting. I wish to take this opportunity to thank Mr. Li Wenxiang once again for his dedicated services.

As exploration and development activities in the offshore China continue their strong runs, we expect all of our business segments to gain momentum. I would like to express gratitude to our employees for their hard work, and also to our shareholders, who have been giving us support and encouragement during the past years.

Fu Chengyu
Chairman

Hong Kong, August 24, 2004

MANAGEMENT DISCUSSION & ANALYSIS

BUSINESS REVIEW

Drilling Services

We drilled a total of 126 wells in the first half of 2004, an increase of 29 wells over that of the same period of 2003. 94 of the wells were drilled in the Bohai Bay area, 21 were drilled in South China Sea and 11 were drilled offshore Indonesia. Of the wells drilled, 93 were development wells, an increase of 36 wells compared to 57 wells during the same period of 2003. 33 of the wells drilled were exploration wells, a decrease of seven wells compared to 40 wells during the same period of 2003.

As of June 30, 2004, we operated 13 drilling rigs (including one newly leased drilling rig). Eight of the rigs operated in the Bohai Bay area, two operated in Western South China Sea, two performed assignments in Eastern South China Sea and one was deployed offshore Indonesia.

Market demand for our drilling rigs remained strong in the first half of 2004. During this period, our drilling rigs operated for a total of 2,300 days, representing an increase of 543 days compared to the corresponding period last year. Operating days for our jack-up rigs increased by 339 days, while operating days for our semi-submersible rigs increased by 204 days compared to the same period of 2003. Average utilization rate rose to 100% in the first six months of 2004 from 93.8% in the first six months of 2003. Average day rate for our drilling rigs amounted to US$35,284/day in the first half of 2004, down 2.4% compared to the same period of 2003, and up 1.6% compared to the whole year of 2003. Day rate for our jack-up rigs averaged US$31,871/day, representing an increase of 1.0% compared to the same period of 2003 and an increase of 1.2% compared to the whole year of 2003. Average day rate for our semi-submersibles was US$46,249/day, representing a 16.1% decrease compared to the corresponding period in 2003 and a 7.7% decrease compared to the whole year of 2003. The decrease in average day rate of semi-submessibles was primarily because Nanhai 2 provided platform support for 159 operating days in the first half of 2004. The day rate normally charged for platform support services is approximately 60% of our standard drilling day rate.

Apart from drilling operations, our well workover services also recorded noticeable growth. We completed well workover jobs of 3,400 days/team in the first half of 2004, compared to 3,036 days/team we completed during the same period of 2003. Well workover services brought in revenues of RMB113 million in the first half of 2004, an increase of 98% compared to RMB57 million in the same period of 2003. Our development work for ConocoPhillips China generated additional profits of RMB26 million, while the project for Santa Fe Energy Resources of China contributed RMB20 million to our turnover.

In regard to the construction of a drilling rig that is capable of drilling in water depths of up to 400 feet, the commissioned shipyard is currently reviewing its design plans and preparing materials for the construction. In addition, in July 2004, we signed a contract with Singapore KS Tech Limited to purchase a second-hand jack-up drilling rig.

We completed nine assignments under our Integrated Project Management (IPM) program in the first half of 2004, five assignments more than that of the same period in 2003. These assignments involved a total contract amount of RMB430 million, compared to RMB201 million in the same period in 2003.

Well Services

Our well services achieved strong growth, benefiting again from the dynamic exploration and development activities in the offshore China market, and from the introduction of new technologies and tools into our logging, directional drilling and cementing assignments. Turnover from well services in the first half of 2004 amounted to RMB394.3 million, an increase of RMB125.9 million, or 46.9%, compared to RMB268.4 million during the same period in 2003. However, the growth in turnover was slower than the increase in work volume, as we mainly provided well services in shallower parts of Bohai Bay during the first half of 2004.

Logging

We completed 294 logging trips in the first half of 2004, an increase of 126 trips, from 168 trips in the same period of 2003. Turnover from logging services increased by 21.8% to RMB95 million, from RMB78 million in the corresponding period in 2003.

Drilling Fluids

We provided drilling fluids services for a total of 170 wells in the first half of 2004, an increase of 91 wells, compared to 79 wells in the same period of 2003. Turnover generated from drilling fluids services climbed 15.5%, from RMB71 million in the first half of 2003, to RMB82 million in the first half of 2004.

Directional Drilling

In the first half of 2004, we performed directional drilling services on 109 wells, an increase of 67 wells compared to 42 wells in the same period of 2003. Turnover from directional drilling services in the first half of 2004 amounted to RMB81 million, compared to RMB48 million in the same period of 2003. Apart from an increase in work activity, this 68.8% increase was attributable to the higher rate we charged for the services of an extended-drill well, which was equipped with the logging-while drilling (LWD) technology.

Cementing

In the first half of 2004, we completed cementing services on 137 wells, representing an increase of 82 wells, compared to 55 wells in the first half of 2003. Turnover generated from cementing services was RMB89 million, a solid 71.2% growth over RMB52 million in the same period of 2003. This increase was primarily attributable to a rise in cementing work volume in development wells. The Santa Fe and McGee production wells, which adopted our improved cement slurries system, also contributed to the increase.

Other Well Services

Other well services generated a turnover of RMB47 million in the first half of 2004, representing an increase

MANAGEMENT DISCUSSION & ANALYSIS

of RMB28 million compared to RMB19 million in the first half of 2003. This increase was primarily attributable to a higher volume of downhole service activities, which accounted for RMB24 million in the turnover increase. Income generated from our Data Totalization Services (DTS) was also higher than the same period in 2003.

Marine Support and Transportation Services

We added a total of four new vessels to our fleet in the respective months of January, March and April, 2004 with a view of satisfying the customer demand for our marine support vessels. As of June 30, 2004, we owned 62 marine support vessels of various types. We also owned five oil tankers as of the same date.

With the expansion of our fleet and a decrease in vessel repair days, total operating days increased from 9,257 days in the first half of 2003 to 10,495 days in the first half of 2004. Utilization rate of our marine support vessels averaged 98.9%, compared to 96.0% over the same period of 2003.

During the first half of 2004, our oil tankers transported a total of 605,894 tons of oil, representing an increase of 22,494 tons, or 3.9%, compared to 583,400 tons in the same period of 2003.

During the first half of 2004, our Nanhai 220 standby vessel performed services in Saudi Arabia.

Geophysical Services

Seismic Services

In the first half of 2004, we collected 1,381 km^2 and 19,589 km of 3D and 2D seismic data, respectively. We achieved a 9.5% growth in 3D seismic data collection activity compared to 1,261 km^2 in the same period of 2003. 2D seismic data collection fell by 12.9%, from 22,481 km in the same period of 2003. This decline primarily resulted from our decrease in operating days in North America.

We processed 6,628km of 2D seismic data and 744 km^2 of 3D data during the first half of 2004. 2D seismic data processing activities decreased by 1,891 km from 8,519 km during the same period of 2003. 3D seismic data processing recorded a decline of 313 km^2 from 1,057 km^2 during the same period of 2003, mainly due to a decrease in seismic data processing activities in the Bohai Bay area.

Survey Services

We own and operate a fleet of three marine geotech survey vessels. The vessels mainly provided survey services in the Bohai Bay, East China Sea and Eastern South China Sea in the first half of 2004. Turnover from these services totaled RMB39 million, representing a decrease of RMB16 million, or 29.1%, compared to RMB55 million in the same period of 2003. The decrease was mainly due to a decline in offshore and onshore survey activities in the first half of 2004.

Financial Review

Turnover

Turnover for the first half of 2004 was RMB1,796.7 million, an increase of RMB360.7 million, or 25.1%, over that of the corresponding period of 2003. The increase in turnover was attributable to a considerable increase in turnover from drilling services and well services, and a moderate increase in turnover from marine support and transportation services and geophysical services.

Turnover from drilling services increased by RMB166.3 million, or 26.3%, to RMB798.4 million in the first half of 2004, compared to RMB632.1 million in the same period of 2003. This increase was primarily due to a substantial increase in drilling activity we conducted, the addition of a jack-up rig to our fleet in the first half of 2004, as well as the high utilization rate of our semi-submersibles. There was also an increase in our well workover services during the first half of 2004.

Turnover from well services amounted to RMB394.3 million in the first half of 2004, an increase of RMB125.9 million, or 46.9%, over turnover of RMB268.4 million in the first half of 2003. Turnover from this segment of business was rather significant, owing largely to a substantial increase in well services activities we performed in the first half of 2004. We were also able to charge higher prices in certain logging, directional drilling and cementing assignments by using latest technologies and tools.

Turnover from marine support and transportation services increased by 20.6%, from RMB302.9 million in the first half of 2003 to RMB365.4 million in the first half of 2004. This RMB62.5 million increase which primarily resulted from an increase of 1,238 total operating days following the deployment of our newly build marine support vessels.

In the first half of 2004, turnover from geophysical services was RMB238.6 million, representing an increase of RMB5.9 million, or 2.5%, compared to RMB232.7 million in the same period of 2003. The increase was mainly due to an increase in 3D data collection activities compared to the same period of 2003.

Other Revenues

For the first half of 2004, other revenues increased by RMB14.1 million to RMB16.5 million compared to the corresponding period of 2003, the majority of which came from insurance payouts.

Operating Expenses

For the six months ended June 30, 2004, total operating expenses were RMB1,389.5 million, representing an increase of RMB327.8 million, or 30.9%, compared to RMB1,061.7 million in the same period of 2003. This increase was mainly due to an increase in depreciation costs, employee compensation costs, repair and maintenance costs, costs related to consumption of supplies, materials, fuel, services and others, and operating lease expenses. Depreciation of property,

MANAGEMENT DISCUSSION & ANALYSIS

plant and equipment increased by RMB37.2 million, mainly due to the expansion of our fleet and the acquisition of related drilling equipment. Employee compensation costs increased by RMB55.3 million, primarily due to the addition of personnel and work hours driven by our higher business volume in the first half of 2004. Costs related to the consumption of supplies, materials, fuel, services and others were RMB163.3 million higher compared to the same period of 2003, largely due to an increase in material consumption driven by higher business volume. Metal price increases in the second half of 2003 also contributed to this increase. In the first half of 2004, we leased a drilling rig, a set of Reservoir Characterization Instrument (RCI) to boost precision level of our logging data, and certain marine support vessels to complement increased marine support and transportation activity. All these led to a RMB44.2 million increase in operating lease expenses compared to the same period of 2003. Other selling, general and administrative expenses increased by RMB17.1 million over the same period last year, mainly due to increased expenses related to the research and development of new technologies and employee traveling expenses.

In the first six months of 2004, drilling services operating expenses increased by RMB163.2 million, or 42.5%, to RMB547.1 million, from RMB383.9 million in the same period of 2003. Depreciation costs rose by RMB17.3 million, mainly due to modifications and acquisition of equipment for drilling rigs including Nanhai 1, Nanhai 5 and Nanhai 6. The addition of personnel for drilling services, which was driven by the higher volume of drilling activities, resulted in an increase of RMB29.2 million in employee compensation costs. Repair and maintenance costs increased by RMB5.4 million, primarily attributable to the maintenance and modifications performed for our drilling rigs, including Bohai 10 and Bohai 12. Costs related to the consumption of supplies, materials, fuel, services and others increased by RMB69.3 million, mainly due to an increase in business activities and metal price increases in the second half of 2003. Operating lease expenses increased by RMB28.9 million, mainly due to the leasing of a drilling rig. Increased business travel-related expenses led to a RMB12.1 million increase in other selling, general and administrative expenses.

In the first half of 2004, well services operating expenses for the first half of 2004 increased by RMB92.5 million, or 37.8%, to RMB337.4 million, from RMB244.9 million in the first half of 2003. This increase was due to the addition of personnel driven by overall higher volume of oilfield services activities, which led to an increase of RMB5.7 million in employee compensation costs. Costs related to the consumption of supplies, materials, fuel services and others increased by RMB70.5 million comparedto the same period of 2003, largely due to an increase in business activities and project subcontracting expenses. Operating lease expenses rose by RMB13.2 million, primarily attributable to the lease of a set of RCI to enhance precision of our logging data. Operating expenses

for marine support and transportation services in the first six months of 2004 were RMB317.2 million, representing an increase of RMB71.0 million, or 28.8%, compared to RMB246.2 million during the same period of 2003. This increase was attributable to depreciation costs of RMB14.8 million for the addition of newly-build marine support vessels. The addition of personnel driven by our fleet expansion led to an increase of RMB12.8 million in employee compensation costs. Costs related to the consumption of supplies, materials, fuel, services and others increased by RMB24.2 million, which reflected the higher volume of business activities and the installation of new parts to some of our vessels during the first half of 2004. Operating lease expenses increased by RMB12.2 million compared to the same period of 2003, mainly because we leased two marine support vessels to accommodate high business volume.

Geophysical services operating expenses increased slightly by RMB1.2 million, or 0.6%, from RMB186.7 million in the first half of 2003 to RMB187.9 million in the first half of 2004. This increase was largely due to a RMB2.7 million rise in depreciation costs attributable to the new assets we acquired. Other selling, general and administrative expenses increased by RMB1.8 million, mainly attributable to fees payable to foreign agencies. The addition of personnel led to an increase of RMB7.6 million in employee compensation costs. Offsetting these increases, operating lease expenses fell by RMB10.0 million compared to the same period of 2003, mainly due to the increase in business activities in South China Sea, where our customers were responsible for the leasing of convoy vessels. As such, we incurred fewer costs related to the leasing of convoy vessels.

Profit from Operations

For the first half of 2004, profit from operations increased by RMB47.1 million, or 12.5%, to RMB423.7 million, from RMB376.6 million in the first half of 2003. Well services contributed RMB64.9 million to this increase, with operating profit increasing RMB40.1 million, or 161.6%, compared to the same period of 2003. Operating profit from geophysical services was RMB56.8 million, representing an increase of RMB10.1 million, or 21.6%, compared to the same period last year. Drilling services brought in operating profit of RMB253.7 million in the first half of 2004, representing an increase of RMB5.5 million, or 2.2%, over that of the same period of 2003. Operating profit from marine support and transportation services fell by RMB8.6 million, or 15.1%, to RMB48.3 million.

Financing Gain /Loss

We recorded a financing gain of RMB12.1 million in the first half of 2004, representing an increase of RMB6.8 million compared to RMB5.3 million in the same period of 2003. This increase was mainly because our interest income from cash deposits increased by RMB5.4 million and our exchange gain increased by RMB1.4 million.

MANAGEMENT DISCUSSION & ANALYSIS

Share of Profit from Jointly-Controlled Entities

Our share of profit from jointly-controlled entities increased by 47.8%, from RMB29.1 million in the first half of 2003 to RMB43.0 million in the first half of 2004. This RMB13.9 million increase consists of an increase of RMB4.2 million in profit from our interest in China Offshore Thales GeoSolutions (Tianjin) Company Limited, and a RMB9.7 million increase in profit from our interest in China Nanhai-Magcobar Mud Corporation Limited.

Profit before Tax

Our profit before tax increased by RMB67.8 million, or 16.5%, from RMB411.0 million in the first half of 2003 to RMB478.8 million in the first half of 2004, mainly due to the growth in our well services segment.

Taxes

In the first half of 2004, we paid taxes of RMB25.7 million, compared to RMB84.1 million in the same period in 2003. We enjoyed tax incentives granted to advanced technology enterprises in 2003. As a result, we received a tax refund of RMB128.9 million, which we applied towards our tax expenses for the first half of 2004. We applied a similar tax refund of RMB45.5 million to our tax expenses in the first half of 2003.

Profit after Tax

In the first half of 2004, our profit after tax increased by RMB126.3 million, or 38.6%, to RMB453.1 million, compared to RMB326.8 million over the same period in 2003. This increase was mainly attributable to a RMB83.4 million increase in profit after tax following the tax incentive we enjoyed for 2003, as well as from our operations in the first half of 2004.

Cash and Cash Equivalents

As at June 30, 2004, our cash and cash equivalent balances were RMB2,138.4 million, representing a decrease of RMB60.2 million over cash and cash equivalents of RMB2,198.6 million at December 31, 2003. During the first half of 2004, we invested RMB595.6 million in capital expenditures, purchased RMB130.0 million of government debt securities and distributed RMB90.7 million as a final dividend payment for 2003. A large part of the above cash outflows was offset by a cash inflow of RMB712.0 million from operating activities.

Distribution

For the first half of 2004, we propose to declare a special interim dividend of RMB91.5 million. We paid a special interim dividend of RMB49.0 million for the first half of 2003.

Outlook

We believe exploration and development activities will remain strong in the second half of 2004. We have full confidence in the outlook of offshore China and overseas markets, and we expect the utilization rates for our fleet to remain at a high level. We will continue to work hard to increase our operational efficiency and overall competitiveness through the use of advanced technologies and tools while controlling our operating expenses. We also aim to put more emphasis on creating a smooth and pleasant operating environment for our company through internal reform, development and stabilization.

SUPPLEMENTARY INFORMATION

Corporate Governance

The interim results have been reviewed by our Board's audit committee, which consists of our three independent non-executive Directors. The committee has reviewed the accounting principles and practices adopted by us and has discussed auditing, internal control and financial reporting matters.

Substantial Shareholders

As at June 30,2004, to the best knowledge of our Directors, the following persons were directly or indirectly interested in 5% or more of our issued share capital carrying rights to vote at our general meetings.

Name	Number of shares held
CNOOC	2,460,468,000
J.P. Morgan Chase & Co.	229,584,200
The Capital Group Companies, Inc.	169,808,925
Morgan Stanley	123,383,000
Wellington Management Company, LLP	87,261,000
Schroder Investment Management North America Limited	79,706,000

Apart from the foregoing, our Directors are not aware of any person or corporation that has an interest in 5% or more of our issued share capital as recorded in the register we keep pursuant to the Securities and Futures Ordinance.

Purchase, Disposal and Redemption of Our Listed Securities

Neither we nor any of our subsidiaries purchased, disposed of or redeemed any of our listed securities during the first six months of 2004.

Directors' and Supervisors' Interests in Contracts

None of our Directors and supervisors had a material interest, whether direct or indirect, in any contract that is significant to our business and to which we or any of our subsidiaries was a party during the six months ended June 30, 2004.

Directors' and Supervisors' Interests in Shares

As at June 30, 2004, none of our Directors, supervisors, or their associates had any personal, family, corporate or other interests in any of our equity or debt securities or any equity or debt securities of our associated corporations (as defined in the Securities and Futures Ordinance).

Directors' and Supervisors' Rights to Acquire Shares or Debentures

At no time during the first six months of 2004 were rights granted to any of our Directors, supervisors or their respective spouse or children under 18 years of age, whereby enable any such person to derive benefit by

SUPPLEMENTARY INFORMATION

acquiring our shares or debentures , or were any such rights exercised by any such person; or were we or any of our subsidiaries a party to any arrangement which would enable any of our Directors to acquire such rights in any other body corporate.

Special Interim Dividend

Our Board of Directors has proposed to declare and pay a special interim dividend of RMB2.29 cents per share for the six months ended June 30, 2004. The proposed special interim dividend for the period is subject to the approval of our shareholders at the extraordinary general meeting scheduled to be held on October 28, 2004.

Closure of Register of Members

Our Register of Members will be closed from September 28, 2004 (Tuesday) to October 28, 2004 (Thursday) (both dates inclusive). In order to qualify for the proposed special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with our share registrar, Computer Share Hong Kong Investor Services Limited, Rooms1712-1716,17th Floor, Hope well Center, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on September 27, 2004 (Monday),

Code of Best Practice

In the opinion of our Board, we complied with the Code of Best Practice as set out in Appendix 14 of The Stock Exchange of Hong Kong Limited ("HKSE")'s Listing Rules throughout the accounting period covered by this interim report.

Code for Dealing In the Company's Securities by Directors

Having made spacific enquiry of all directors, the directors confirm that they complied, during the six months ended June 30 2004, with the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

Miscellaneous

The directors are of the opinion that there have been no material changes to the information published in the annual report for the year ended December 31, 2003, other than as disclosed in this Interim Report.

As at the date of this interim report , our Board comprises seven members: Messrs. Yuan Guangyu and Wu Mengfei as executive directors; Messrs. Fu Chengyu and Wang Zhongan as executive directors; and Messrs. Andrew Y.Yan, Gordon C.K. Kwong and Simon X. Jiang as independent non-executive directors.



On behalf of the Board

Fu Chengyu

Chairman

Hong Kong, August 24, 2004

INDEPENDENT AUDITOR'S REVIEW REPORT

To the Board of Directors
China Oilfield Services Limited

(Incorporated in the People's Republic of China with limited liability)

We have been instructed by the Company to review the interim financial report of the Company and its subsidiaries ("the Group") for the six months ended June 30, 2004 set out on pages 14 to 30.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting " issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors. It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended June 30, 2004.

Ernst & Young
Certified Public Accountants

Hong Kong
August 24, 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended June 30, 2004

	Notes	Six months ended June 30, 2004 (unaudited) RMB'000	2003 (unaudited) RMB'000
Turnover		1,796,699	1,435,998
Other revenues		16,490	2,360
Operating expenses			
Depreciation of property, plant and equipment		(331,983)	(294,809)
Employee compensation costs		(292,239)	(236,914)
Repair and maintenance costs		(48,378)	(39,771)
Consumption of supplies, materials, fuel, services and others		(517,195)	(353,867)
Operating lease expenses		(95,519)	(51,274)
Other selling, general and administrative expenses		(30,424)	(28,469)
Other operating expenses		(73,727)	(56,611)
Total operating expenses		(1,389,465)	(1,061,715)
Profit from operations		423,724	376,643
Finance costs			
Exchange gain/(losses), net		283	(1,139)
Interest expenses		-	(1)
Interest income		11,776	6,412
		12,059	5,272
Share of profits of jointly-controlled entities		43,006	29,061
Profit before tax		478,789	410,976
Tax	4	(25,656)	(84,136)
Net profit from ordinary activities attributable to shareholders		453,133	326,840
Proposed special interim dividend	5	91,493	49,142
Earnings per share- Basic	6	11.34 cents	8.18 cents

CONSOLIDATED BALANCE SHEET

June 30, 2004

	Notes	June 30, 2004 (unaudited) RMB'000	December 31, 2003 (audited) RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment, net	7	5,087,627	4,826,823
Interests in jointly-controlled entities		148,064	148,907
		5,235,691	4,975,730
CURRENT ASSETS			
Inventories		220,260	200,759
Prepayments, deposits and other receivables		128,893	76,623
Accounts receivable, net	8	610,997	567,550
Due from the ultimate holding company	9	38,252	23,477
Due from other CNOOC group companies	10	2,037	4,884
Short term investments	11	313,477	180,427
Pledged time deposits		3,026	3,024
Cash and cash equivalents		2,138,409	2,198,581
		3,455,351	3,255,325
CURRENT LIABILITIES			
Trade payables and other payables	12	352,170	285,396
Salary and bonus payables		139,230	71,365
Tax payable		173,310	171,081
Due to other CNOOC group companies	10	22,016	17,110
Payable to the ultimate holding company	9	200,000	-
		886,726	544,952
NET CURRENT ASSETS		2,568,625	2,710,373
TOTAL ASSETS LESS CURRENT LIABILITIES		7,804,316	7,686,103
NON-CURRENT LIABILITIES			
Deferred tax liability		496,741	540,967
Long term payable to the ultimate holding company	9	400,000	600,000
		6,907,575	6,545,136
CAPITAL AND RESERVES			
Issued capital	14	3,995,320	3,995,320
Reserves		2,820,762	2,459,122
Proposed dividends		91,493	90,694
		6,907,575	6,545,136

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2004

Unaudited	Share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Proposed dividend RMB'000	Total RMB'000
Balance at January 1, 2004	3,995,320	1,975,810	101,306	382,006	90,694	6,545,136
Profit for the period	-	-	-	453,133	-	453,133
Final dividend declared	-	-	-	-	(90,694)	(90,694)
Proposed special interim dividend		-		(91,493)	91,493	-
As at June 30, 2004	3,995,320	1,975,810	101,306	743,646	91,493	6,907,575

Unaudited	Share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Proposed dividend RMB'000	Total RMB'000
Balance at January 1, 2003	3,995,320	1,975,810	31,420	125,706	52,339	6,180,595
Profit for the period	-	-	-	326,840	-	326,840
Final dividend declared	-	-	-	-	(52,339)	(52,339)
Proposed special interim dividend	-	-	-	(49,142)	49,142	-
As at June 30, 2003	3,995,320	1,975,810	31,420	403,404	49,142	6,455,096

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended June 30, 2004

	Six months ended June 30, 2004 (unaudited) RMB'000	2003 (unaudited) RMB'000
Net cash inflow from operating activities	712,024	452,176
Net cash outflow from investing activities	(159,905)	(2,113,234)
Net cash inflow/(outflow) before financing	552,119	(1,661,058)
Net cash outflow from financing activities	(90,694)	(52,339)
Net increase/(decrease) in cash and cash equivalents	461,425	(1,713,397)
Cash and cash equivalents at beginning of the period	792,614	2,607,926
Cash and cash equivalents at the end of the period	1,254,039	894,529
Analysis of balances of cash and cash equivalents		
Cash and bank balances with banks and financial institutions	2,141,435	2,543,171
Less: pledged time deposits for letter of credit facilities	(3,026)	(70,093)
Cash and cash equivalents for balance sheet	2,138,409	2,473,078
Less: non-pledged time deposits with original maturity of more than three months when acquired:		
- bank deposits	(988,952)	(1,578,565)
- CNOOC Finance Company	(208,895)	(150,000)
Add: short term investments with original maturity of less than three months when acquired	313,477	150,016
Cash and cash equivalents for cash flow statement	1,254,039	894,529

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2004

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

The Group is principally engaged in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services offshore China.

The registered office of China Oilfield Services Limited is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, China.

In the opinion of the directors, the ultimate holding company is CNOOC.

As at June 30, 2004, the Company had direct or indirect interests in the following subsidiaries and jointly-controlled entities:

Name of entity	Place and date of incorporation/ establishment	Percentage of equity directly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
Directly held subsidiaries:				
Lico International Inc	United States of America November 2, 1994	100%	US$100,000	Sales of logging equipment
China Oilfield Services (BVI) Limited	British Virgin Island March 19, 2003	100%	US$1	Investment holding
Indirectly held subsidiaries:				
COSL (Labuan) Company Limited	Malaysia April 11, 2003	100%	US$1	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited	British Virgin Island May 29, 2003	100%	US$1	Investment holding

Name of entity	Place and date of incorporation/ establishment	Percentage of equity directly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
Jointly-controlled entities:				
China-France Bohai Geoservices Co., Ltd. ("China-France")	Tianjin, PRC November 30, 1983	50%	US$11,650,000	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	Shenzhen, PRC October 25, 1984	60%*	US$1,250,000	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd.("CNOOC – OTIS")	Tianjin, PRC April 14, 1993	50%	US$2,000,000	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging – Atlas")	Guangdong, PRC May 10, 1984	50%	US$2,000,000	Provision of logging services
China offshore Thales Geo Solutions (Tianjin) Company Ltd. ("China Offshore Thales")	Tianjin, PRC August 24, 1983	50%	US$1,720,000	Provision of geophysical services
Tianjin Jinlong Petro-Chemical Company Ltd. ("Jinlong")	Tianjin, PRC September 7, 1993	50%	RMB1,036,000	Provision of drilling fluids services

* *In the opinion of the directors, the Company does not have control over Magcobar's financial and operating decisions, and accordingly, the financial statements of Magcobar have not been incorporated into the Group's consolidated financial statements. The financial statements of Magcobar have been dealt with in the Group's consolidated financial statements under the equity accounting method.*

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2004

2. PRINCIPAL ACCOUNTING POLICIES

The accompanying interim financial statements are prepared under the historical cost convention, and in accordance with Statement of Standard Accounting Practice ("SSAP") No.25 "Interim Financial Reporting".

The principal accounting policies and basis of presentation used in the preparation of the interim financial statements are the same as those used in the annual audited financial statements for the year ended December 31, 2003.

3. SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment is engaged in the provision of oilfield drilling services and well workovers;

(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion;

(c) the marine support and transportation segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, moving and positioning drilling structures and the transportation of crude oil and refined products; and

(d) the geophysical segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

3. SEGMENT INFORMATION (continued)

No further analysis of geographical segment information is presented as almost all of the Group's assets, operations and customers are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

An analysis of the Group's turnover and operating results by principal activity for the six months ended June 30, 2004 is as follows:

	Drilling 2004 (unaudited) RMB'000	Well services 2004 (unaudited) RMB'000	Marine support and transportation 2004 (unaudited) RMB'000	Geophysical 2004 (unaudited) RMB'000	Total 2004 (unaudited) RMB'000
TURNOVER					
Sales (including intersegment)	843,828	403,664	367,374	238,591	1,853,457
Less: Intersegment sales	45,471	9,336	1,951	-	56,758
Total sales to external customers	798,357	394,328	365,423	238,591	1,796,699
PROFIT FROM OPERATIONS					
Segment results	253,669	64,931	48,334	56,790	423,724

An analysis of the Group's turnover and operating results by principal activity for the six months ended June 30, 2003 is as follows:

	Drilling 2003 (unaudited) RMB'000	Well services 2003 (unaudited) RMB'000	Marine support and transportation 2003 (unaudited) RMB'000	Geophysical 2003 (unaudited) RMB'000	Total 2003 (unaudited) RMB'000
TURNOVER					
Sales (including intersegment)	649,082	280,013	303,441	232,678	1,465,214
Less: Intersegment sales	17,029	11,635	552	-	29,216
Total sales to external customers	632,053	268,378	302,889	232,678	1,435,998
PROFIT FROM OPERATIONS					
Segment results	248,196	24,819	56,977	46,651	376,643

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2004

4. TAX

The Group is subject to income tax on an entity basis on profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company is subject to enterprise income tax at the rate of 33%.

In 2003, the application by the Company as an advanced technology enterprise for tax purposes was approved and the Company's enterprise income tax rate for the period from October 1, to December 31, 2002 (being the period after the restructuring of the Company into a joint stock limited liability company on September 26, 2002) was reduced from 33% to 15%. As a result, a tax refund of RMB45.5 million relating to the period from October 1, to December 31, 2002 was recorded by the Company for the period ended June 30, 2003. In accordance with the prevailing tax rules in the PRC, the eligibility for such tax rate reduction in the future is conditional upon the fulfillment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under PRC accounting principles.

During the period, the Company's application to reduce its enterprise income tax rate from 33% to 15% for the fiscal year 2003 (being the period from January 1, 2003 to December 31, 2003) as an advanced technology enterprise was approved by the tax authority. As such, a tax refund of RMB129 million relating to the fiscal year 2003 was recorded by the Company in the current period.

As a reduction in the enterprise income tax rate from 33% to 15% for the period under review cannot be ascertained at the date of this report, management considers it appropriate to use 33% to accrue for the income tax liability of the Company for the six months ended June 30, 2004.

The Company's newly incorporated subsidiary in Malaysia, COSL (Labuan) Company Limited, is subject to income tax and branch profit tax at an aggregate rate of 6.6% for its gross services income generated from drilling activities in Indonesia.

The determination of current and deferred income tax was based on enacted tax rates.

4. TAX (continued)

An analysis of the Group's provision for tax is as follows:

	Six months ended June 30, 2004 (unaudited) RMB'000	2003 (unaudited) RMB'000
Hong Kong profits tax:	-	-
Overseas income taxes:		
Current income taxes	49	120
Deferred income taxes	-	-
PRC corporate income tax:		
Current income taxes	190,077	128,422
Tax refund	(128,907)	(45,532)
Deferred income taxes	(44,226)	(4,199)
Share of tax attributable to:		
Jointly-controlled entities	8,663	5,325
	25,656	84,136

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the Mainland China in which the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate is as follows:

	Six months ended June 30, 2004 (unaudited) RMB'000	%	2003 (unaudited) RMB'000	%
Profit before tax	478,789		410,976	
Tax at the statutory tax rate of 33% (2003: 33%)	158,000	33.0	135,622	33.0
Lower tax rates for special provinces or local authority	(8,290)	(1.7)	(7,502)	(1.8)
Tax refund	(128,907)	(26.9)	(45,532)	(11.0)
Expenses not deductible for tax	4,853	1.0	1,548	0.3
Total tax charge at the Group's effective rate	25,656	5.4	84,136	20.5

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2004

5. DIVIDENDS

In accordance with the articles of association of the Company, net profit after tax for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

The Board has proposed to pay a special interim dividend of RMB2.29 cents (2003: RMB1.23 cents) per share for the six months ended June 30, 2004. The proposed special interim dividend for the period is subject to the approval of the Company's shareholders at the upcoming shareholders' extraordinary general meeting.

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the six months ended June 30, 2004 of approximately RMB453,133,000 (2003: RMB326,840,000) and the weighted average of approximately 3,995,320,000 (2003: 3,995,320,000) shares in issue during the period.

Diluted earnings per share for the six months ended June 30, 2004 and 2003 have not been calculated because no diluting events existed during these periods.

7. PROPERTY, PLANT AND EQUIPMENT, NET

During the period, the Group acquired tankers and vessels, drilling equipment, machine and equipment, motor vehicles and construction in progress with an aggregate cost amounting to approximately RMB595,577,000. Tankers and vessels amounting to RMB44,391,000 were disposed in 2004, and the loss on disposal of RMB992,000 incurred by the Company was dealt with in the Group's consolidated financial statements for the six months ended June 30, 2004 as other operating expenses.

As at the date of these financial statements, drilling rigs, tankers and vessels with an aggregate cost amount and net book value of RMB438 million and RMB114 million, respectively, have yet to be completed the title re-registration procedures after the group reorganization done in 2002. The Company is in the process of re-registration with relevant government authorities for the title of these rigs, tankers and vessels under its name.

8. ACCOUNTS RECEIVABLE, NET

An aging analysis of accounts receivable, net, as at the balance sheet date is as follows:

	June 30,2004 (unaudited) RMB'000	December 31,2003 (audited) RMB'000
Outstanding balances aged:		
Within one year	585,396	533,586
Within one to two years	64,483	58,973
Within two to three years	1,315	1,919
	651,194	594,478
Less: Provision for doubtful debts	(40,197)	(26,928)
	610,997	567,550

The general credit terms of the Group range from 30 to 90 days.

9. BALANCES WITH THE ULTIMATE HOLDING COMPANY

The amount due from the ultimate holding company are unsecured, interest-free and have no fixed terms of repayment.

The total balance of RMB600 million payable to the ultimate holding company is unsecured, interest-free and repayable over three years on an annual instalment basis with repayment commencing from May 1, 2005. As a result, RMB200 million has been included in current liabilities.

10. BALANCES WITH OTHER CNOOC GROUP COMPANIES

The balances with other CNOOC group companies are unsecured, interest-free and have no fixed terms of repayment.

11. SHORT TERM INVESTMENTS

	June 30, 2004 (unaudited) RMB'000	December 31,2003 (audited) RMB'000
Government debt securities purchased with an obligation to re-sell	313,477	180,427

The market value of the Group's short term investments at the date of approval of the financial statements approximated the book value at June 30, 2004.

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2004

12. TRADE PAYABLES AND OTHER PAYABLES

An aging analysis of trade and other payables as at the balance sheet date is as follows:

	June 30, 2004 (unaudited) RMB'000	December 31,2003 (audited) RMB'000
Outstanding balances aged:		
Within one year	332,829	277,244
Within one to two years	11,189	5,851
Within two to three years	6,743	2,301
Over three years	1,409	-
	352,170	285,396

13. DISTRIBUTABLE RESERVES

As at June 30, 2004, in accordance with the PRC Company Law, an amount of approximately RMB1,976 million standing to the credit of the Company's capital reserve account and an amount of approximately RMB101 million standing to the credit of the Company's statutory reserve funds, as determined under the PRC accounting standards and regulations, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB790 million available for distribution as dividend. Save as aforesaid, the Company did not have any reserves available for distribution to its shareholders at June 30, 2004.

14. ISSUED CAPITAL

	June 30, 2004 (unaudited) RMB'000	December 31, 2003 (audited) RMB'000
Registered, issued and fully paid:		
2,460,468,000 State legal person shares of RMB1.00 each	2,460,468	2,460,468
1,534,852,000 H shares of RMB1.00 each	1,534,852	1,534,852
As at June 30, 2004 and December 31, 2003	3,995,320	3,995,320

The Company does not have any share option scheme.

15. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The Group is part of a larger group of companies under CNOOC and has extensive transactions and relationships with members of CNOOC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNOOC is a shareholder and is able to exercise control, joint control or significant influence. The transactions were made on terms agreed between the parties.

In addition to the transactions and balances detailed elsewhere in these financial statements, the following is a summary of significant transactions carried out between the Group and (i) CNOOC Limited Group; (ii) CNOOC Group; and (iii) its jointly-controlled entities:

	Six months ended June 30,	
	2004	2003
	(unaudited)	(unaudtied)
	RMB'000	RMB'000
A. Included in revenue		
Gross revenue earned from provision of services to the following related parties:		
a. CNOOC Limited Group		
Provision of drilling services	508,307	253,093
Provision of well services	243,458	201,029
Provision of marine support and transportation services	203,678	161,480
Provision of geophysical services	171,632	96,453
	1,127,075	712,055
b. CNOOC Limited Group as operator under production sharing contracts	44,252	9,379
Provision of drilling services	34,346	2,418
Provision of well services	30,382	20,442
Provision of marine support and transportation services		
	108,980	32,239

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2004

15. RELATED PARTY TRANSACTIONS (continued)

	Six months ended June 30, 2004 (unaudited) RMB'000	2003 (unaudited) RMB'000
A. Included in revenue (continued)		
Gross revenue earned from provision of services to the following related parties (continued):		
c. CNOOC Group		
Provision of drilling services	3,845	13,952
Provision of well services	29,558	19,292
Provision of marine support and transportation service	44,971	33,928
Provision of geophysical services	3,023	14,798
	81,397	81,970
d. Jointly-controlled entities		
Provision of drilling services	1,553	346
Provision of well services	8,437	7,474
Provision of geophysical services	5,500	-
	15,490	7,820
B. Included in operating expenses		
Services provided by the CNOOC Group:		
Labour services	8,928	27,902
Materials, utilities and other ancillary	32,820	32,137
Transportation services	1,719	2,174
Lease of office, warehouse, berths	16,798	5,001
Lease of equipment	12,283	1,059
Repair and maintenance services	6,839	4,597
Management services	4,170	4,338
	83,557	77,208
C. Included in interest income:		
Interest income earned from CNOOC Finance Company	2,057	767

15. RELATED PARTY TRANSACTIONS *(continued)*

	June 30,2004 (unaudited) RMB'000	December 31,2003 (audtied) RMB'000
D. Deposits and loans:		
Deposits placed with CNOOC Finance Company	208,895	252,552

The Company and the above related parties are within the group of CNOOC and are under common control by the same ultimate holding company.

The Company entered into several agreements with the CNOOC Group which govern employee benefits arrangements, the provision of materials, utilities and ancillary services, the provision of technical services, the lease of properties and various other commercial arrangements.

The Company signed various property lease agreements in September 2002 with CNOOC Group to lease certain properties owned by CNOOC. Pursuant to the lease agreements, the Company is required to pay an aggregate annual rental of RMB7.6 million to CNOOC Group.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

16. OPERATING LEASE ARRANGEMENTS

The Group leases certain of its drilling rig and office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to eight years.

At balance sheet date, the Group had following minimum lease payments under non-cancellable operating leases:

	June 30, 2004 (unaudited) RMB'000	December 31, 2003 (audited) RMB'000
Within one year	94,900	48,701
In the second to fifth years, inclusive	228,795	239,484
After five years	213,787	245,073
	537,482	533,258

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2004

17. CAPITAL COMMITMENTS

The Group had the following capital commitments, principally for fixed assets construction and purchases:

	June 30, 2004 (unaudited) RMB'000	December 31, 2003 (audited) RMB'000
Contracted, but not provided for	575,369	50,889
Authorised, but not contracted for	4,678,317	3,330,953
	5,253,686	3,381,842

18. CONTINGENT LIABILITIES

As at June 30, 2004, the Group had no significant contingent liabilities.

19. APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim financial statements for the six months ended June 30, 2004 were approved by the Board of Directors on August 24, 2004.

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Extraordinary General Meeting ("EGM") of China Oilfield Services Limited will be held on October 28, 2004 (Thursday) at 10:00 a.m. at Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

By way of Ordinary Resolutions:

1. To consider and approve the distribution of 2004 special interim dividend.

2. To consider and approve the resolution regarding the cap amount of connected transactions from January 1, 2005 until December 31, 2007.

By way of Special Resolutions:

3. To approve the resolution regarding the amendment of the articles of association of COSL and to authorise the Board to file these amendments with the relevant departments of the People's Republic of China upon approval.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF COSL

In accordance with the amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, China Oilfield Services Limited intends to make corresponding amendments to Articles 75, 97, 102, 118 and 138. The proposals are as follows:

Article 75

The existing Article 75 be deleted in its entirety and replaced with the following:

"When shareholders (including proxies) vote at the shareholders' general meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Each share shall have one (1) vote.

Where any shareholder is, under the Listing Rules, required to abstain from voting on a particular resolution or restricted to voting only in favour of or against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 97

The existing Article 97 be deleted in its entirety and replaced with the following:

"Resolutions of a meeting of shareholders of different classes may be passed only by more than two-thirds of the voting rights of that class represented at the meeting in accordance with Article 96 hereof.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Article 97 continued

Where any shareholder is, under the Listing Rules, required to abstain from voting on a particular resolution in a class meeting or restricted to voting only in favour of or against any particular resolution in a class meeting, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 102

The existing Article 102 be deleted in its entirety and replaced with the following:

"Directors shall be elected at shareholders' general meting and serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his term.

The period for lodgement of written notice of an intention to nominate a candidate of director and that of a willingness to accept the nomination by the candidate shall commence no earlier than the day after the despatch of the notice of the meeting for election of the relevant director and end no later than 7 days prior to the date of such meeting.

The chairman of the board and vice chairman (or vice chairmen) of the board shall be elected and removed by the approval of more than half of all the directors of the board. The chairman of the board and vice chairman (or vice chairmen) of the board shall serve a term of 3 years and may serve consecutive terms if re-elected upon the expiration of their terms.

Subject to compliance with relevant laws and regulations, any director may be removed by ordinary resolution before the expiry of his term of office (but without prejudice to any claim for damages under any contract).

Any person who has been appointed by the board of directors to fill up the temporary vacancy in the board of directors or to be an additional director shall serve a term lasting until the date of next annual shareholders' general meeting and may serve consecutive terms if re-elected upon the expiration of his term.

Not more than 2 persons of the chairman of the board, vice chairman (or vice chairmen) of the board and executive directors of the Company may be senior management staff (chairman of the board, vice chairman and executive director) of the controlling organizations.

Directors need not be the shareholders of the Company."

Article 118

In this Article, " ... are eight vice presidents" be amended to "... are certain vice presidents". Other content shall remain unchanged.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Article 138

The existing Article 138 be deleted in its entirety and replaced with the following:

"A director, a supervisor, the general manager, a deputy general manager or other senior management staff of the Company shall not direct any of his associates (which shall have the same meaning as in the Listing Rules) to do such things or take such actions that such director, supervisor, general manager, deputy general manager or other senior management staff is not allowed to do under any applicable law or regulation, the Articles of Association of the Company or otherwise."

By order of the Board
Chen Weidong
Company Secretary

Hong Kong, August 24, 2004

Notes:

(1) Holders of COSL's overseas listed foreign invested shares (in the form of H Shares) whose names appear on COSL's Register of Members maintained by Computershare Hong Kong Investor Services Limited on October 28, 2004 (Thursday) and representative of China National Offshore Oil Corporation, as holder of COSL domestic shares, are entitled to attend and vote at the EGM.

(2) Shareholders who intend to attend the meeting must complete and return the written replies for attending the meeting to the Office of COSL in Hong Kong by facsimile or by post no later than 8 October 2004 (Friday):

Address: 65/F., Bank of China Tower
1 Garden Road, Hong Kong
Tel: (852) 2213 2502
Fax: (852) 2525 9322

(3) Shareholder of COSL who has the right to attend and vote at the meeting are entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. Where a shareholder has appointed more than one proxy to attend the EGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to COSL's registered office at 65/F. Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the EGM in order for such documents to be valid.

(4) COSL's Register of Member will be closed from September 28, 2004 (Tuesday) to October 28, 2004 (Thursday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the EGM and qualify for entitlement to the 2004 interim dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on September 27, 2004 (Monday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of COSL.

Computershare Hong Kong Investor Services Limited's address is as follows:
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(5) Shareholders or their proxies must present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

(6) The EGM is expected to last not more than one day. Shareholders or proxies attending the EGM are responsible for their own transportation and accommodation expenses.

財務摘要

- 營業額上升25.1%達人民幣1,796.7百萬元
- 經營利潤增加12.5%至人民幣423.7百萬元
- 股東應佔溢利上升38.6%至人民幣453.1百萬元

目錄

主席報告

尊敬的各位股東：

2004年上半年，公司取得了良好的經營業績，營業額、營業利潤和净利潤分别比去年同期增長了25.1%、12.5%和38.6%，分别爲17.97億、4.24億和4.53億元人民幣。我們的四大業務板塊均取得了良好的增長，其中油氣井技術服務、鑽井業務和船舶運輸服務更取得了營業額超20%的增長。

良好的業績的取得主要受益於中國近海石油勘探及開發活動持續增長和公司擴張作業能力的戰略。爲適應中國近海勘探開發投資的大幅增加，在鑽井板塊，公司於去年底時調回了渤海九號和租用了一條自升式平臺，使今年上半年鑽井平臺的作業天數較去年同期大幅增加了543天，達到創紀錄的2300天，平均使用率達到100%。

在油氣井技術服務板塊，公司投資購買的二套LWD裝備和租用的兩套地層測度工具提升了公司在定向井、勘探井等多個細分市場的競爭能力，從而提高了公司的市場份額。與去年同期相比，該板塊的營業額提高了46.9%，較上年同期的268.4百萬元增加到394.3百萬元，净增近126百萬元。

在船舶運輸服務板塊，我們繼續建造新的船舶來維持該業務的擴張，今年上半年又有四艘新船加入了作業船隊。預期今年下半年還將有5至7條新船加入作業船隊。爲該板塊業務的穩定增長奠定了堅實的物質基礎。另外，爲滿足市場的强勁需求，公司還從市場上租用了二條船只投入到作業中。今年上半年我們船隊的總作業天數較去年同期增加了13%，營業額增加了20.6%，船舶的平均使用率達到了98.9%，繼續維持一個很高的使用率水平。

物探板塊在没有增加作業能力的條件下，仍取得了2.5%的小幅增長，可喜的是營業利潤提高了22%，主要得益於三維采集工作量的增加和船隊作業效率的提高。

今年上半年，公司净利潤取得38.6%的增長，遠大於12.5%作業利潤的增長，主要得益於公司再次獲得2003年度高新技術企業所得率税税收優惠，所得税率從33%减免至15%。經注册地政府和税務機關的批准，公司獲得2003年度所得税退税款1.29億人民幣，并列入了今年上半年的公司收益中。鑒於上半年良好的經營業績，充足的現金和爲長期資本

主席報告

投資做了充分的准備等情況，董事會向股東大會提出了派發中期特別股息每股2.29分人民幣的建議，這將有待十月二十八日的臨時股東大會的批准。

維持高水平的資本投資，擴大公司的作業能力，提升公司的技術競爭力以適應不斷增長的中國近海石油勘探開發活動是公司的既定發展戰略，過去兩年，該戰略的實施是公司增長的主要動力。全球經濟復蘇，中國、印度等發展中國家能源需求强勁，全球石油生産能力和煉油能力已經没有富余，加之伊拉克局勢仍未明朗而一些重要的石油輸出國組織恐怖襲擊事件屢有發生，使得國際油價持續在一個很高的水平上。預期高油價的持續將使石油工業及相關行業進入一個新的景氣周期。公司將努力把握這一良好的發展機遇，將資本投資維持在一個較高的水平上，除確保公司在中國近海市場上的主導地位外，擴大公司在東南亞市場上的份額，并力争進入其他增長潛力較高的市場。

今年上半年公司運營成本較上年同期增加了31%。從成本細分分析中可以看到，成本增長主要來源於原材料漲價和大型裝備租賃成本的增加。中央政府正在進行的宏觀經濟調控已初見成效，部分增長過快的原材料價格得到了有效控制，同時公司也將加大消耗性材料成本控制的力度，我相信公司有能力將這一塊成本控制在正常的水平内。租賃成本增幅很大，達86%，但總量不算太大，僅爲96百萬元人民幣。大型裝備或先進設備的租賃對公司有着積極的意義，首先是能及時滿足客户在作業能力和先進技術方面的需要，提高公司的市場份額，增加公司的營業收入；其次，可以减低某些重大裝備投資回報不確定的風險；第三，公司可以集中資金投資到有更好回報的投資中去；第四，通過租賃，公司可以迅速調整操作裝備的結構，使之在競争中處於更有利的地位。從現金流上看，租賃增加了當期的成本支出和現金流出，但如果能充分發揮租賃運作的各種優勢，將會給迅速擴張的公司注入新的活力。

爲了適應公司持續增長的需要，公司維持旺盛的資本性開支，截至上半年，已投入的資本性開支達到人民幣6.68億元，其中人民幣1.89億元投放於鑽井業務，主要是建造一艘400尺自升式鑽井船，該船預計在2006年作業；近海工作船和運輸業務用了

人民幣2.66億元，包括建造4艘新船。我們預計下半年將有5至7條船投入營運。在今年七月，我們又投入人民幣2.73億元(3,300萬美元)購買了一條二手自升式鑽井船。該鑽井船將在十月開始在中國南海北部灣作業。

公司在各項業務保持强勁增長同時，堅持以人爲本，高度重視和强化安全生産工作。公司上半年安全生産繼續維持良好記録，按 OHSAS指標統計，公司上半年事故率爲0.25。

2004年3月26日起，公司在國際投資市場上再踏出新的一步，即公司股票以美國存托憑證的方式在美國進行交易。編號爲CHOLY。

上半年通過股東大會選舉，吴孟飛先生和蔣小明先生分別成爲公司的執行董事和獨立非執行董事。同時接受李文湘先生辭去董事職務。爲此，我們再次向李文湘先生在任職期間爲公司做出的貢獻表示感謝。

目前中國近海的勘探及開發活動將維持穩健增長，我們的各項事業將繼續蒸蒸日上。這裏我們衷心感謝關心及致力於該事業的全體員工，并感謝給予我們長期支持的廣大股東。



傅成玉
主席

香港 ·二零零四年八月二十四日

管理層討論及分析

業務回顧

鑽井作業

2004年上半年我們分別在渤海灣鑽井94口，在南海鑽井21口，在印度尼西亞鑽井11口，合計鑽井126口，較去年同期增加29口。其中：開發井93口，較去年同期57口增加36口；勘探井33口，較去年同期40口減少7口。

截至2004年6月30日，我們共操作13艘鑽井船（包括1艘新租鑽井船），其中：8艘在中國渤海海域作業、2艘在南海西部作業、2艘在南海東部作業、1艘在印尼作業。

2004年上半年，市場對我們鑽井船的需求保持強勁。我們的鑽井船共作業2,300船天，比去年同期增加543船天，其中：自升式增加339船天，半潛式增加204船天。鑽井船的平均使用率從上年首6個月的93.8%，提高到2004年首6個月的100%。2004年上半年鑽井船的平均日費爲35,284美元／天，較2003年同期下降2.4%，較2003年全年增加1.6%，其中：2004年上半年自升式鑽井船的平均日費爲31,871美元／天，較2003年同期上升1.0%，較2003年全年增加1.2%；2004年上半年半潛式平均日費爲46,249美元／天，較2003年同期減少16.1%，較2003年全年減少7.7%。半潛式平均日費減少原因是由於NH02上半年有159天在提供支援平臺作業，而該作業日費價格通常爲鑽井日費的60%。

在鑽井業務增長的同時，我們的修井業務也取得較大增長。2004年上半年共完成修井作業3,400天／隊，2003年同期是3,036天／隊。相應的業務收入分別爲2004年上半年人民幣113百萬元，2003年同期人民幣57百萬元，增幅爲98%。收入增加的主要原因是康菲與修井業務相聯系的生活模塊建造增加收入人民幣26百萬元，以及丹文修井項目增加收入人民幣20百萬元。

我們400英尺自升式鑽井船的建造，目前處於船廠詳細設計和備料階段。此外，2004年7月我們與新加坡金聲科技有限公司簽定購買一條二手自升式鑽井船的合同。

我們的一體化專案管理服務2004年上半年完成9個專案，較2003年同期增加5個，合同總金額人民幣4.3億元，而去年同期的合同總金額爲人民幣2.01億元。

油氣井技術服務

受惠於中國近海市場勘探開發活動的活躍，以及測井、定向井和固井等在部分作業過程中采用新技術和新材料，使我們的油氣井技術服務業務取得較大幅度增長。2004年上半年油氣井技術服務業務的營業額爲人民幣394.3百萬元，較2003年同期的人民幣268.4百萬元增加了人民幣125.9百萬元，增幅爲46.9%。2004年上半年由於我們較多地爲渤海灣深度較淺井提供油氣井技術服務，致使收入較2003年同期的增長幅度小於工作量的增長幅度。

測井

2004年上半年共測井294井次，較2003年同期168井次增加126井次。相對應的業務收入分別是2004年上半年人民幣95百萬元，2003年同期爲人民幣78百萬元，增幅爲21.8%。

鑽井液

2004年上半年提供鑽井液服務合計170口井，較2003年同期79口井增加91口井。相應的業務收入分別爲2004年上半年人民幣82百萬元，2003年同期爲人民幣71百萬元，增幅爲15.5%。

定向井

2004年上半年定向井作業較2003年同期42井次增加67井次至109井次。相應的業務收入分別爲2004年上半年人民幣81百萬元，2003年同期爲人民幣48百萬元，增幅爲68.8%。定向井收入增長除了因爲作業量增加外，還因爲我們在大位移井中應用了費率較高的LWD測試技術。

固井

2004年上半年固井共作業137口井，較2003年同期55口井增加82口井。相應的業務收入分別爲2004年上半年人民幣89百萬元，2003年同期爲人民幣52百萬元，增幅爲71.2%。主要因除固井開發井的作業量增加，同時通過丹文和科麥奇兩項目的生產井使用改進水泥漿體系，增加了作業收入。

其他油田技術服務

2004年上半年我們其他油田技術服務共取得收入人民幣47百萬元，2003年同期人民幣19百萬元，增加人民幣28百萬元。收入增加主要是由於我們井下服務的作業項目增加，使相應收入增長人民幣24百萬元。同時我們的資料集成（DTS）收入較去年同期亦有所增長。

管理層討論及分析

近海工作船及運輸業務

爲保證充足的能力滿足客户對近海工作船的需求，我們在今年1月份、3月份和4月份分別建成交付4艘新船。於2004年6月30日，我們共擁有各類工作船62艘，油輪5艘。

2004上半年，由於船隊的擴大和維修日數的減少，作業日數從2003年同期的9,257天增加至10,495天。近海工作船的使用率較2003年同期的96.0%提高到98.9%。

2004年上半年油輪運載噸重共爲605,894噸，較2003年同期583,400噸增加了22,494噸，增幅爲3.9%。

2004年上半年，我們的南海220船在沙特阿拉伯提供服務。

物探勘察業務

地震勘探服務

2004年上半年，我們分別采集了1,381平方公里的三維地震資料和19,589公里的二維地震資料，其中：三維地震資料比2003年同期1,261平方公里增加9.5%；二維地震資料比2003年同期 22,481公里降低12.9%，主要由於我們在北美市場作業減少。

在資料處理方面，2004上半年我們二維資料處理6,628公里，三維資料處理744平方公里。其中二維資料處理量較去年同期8,519公里減少1,891公里，三維資料處理量比2003年同期1,057平方公里減少313平方公里。二維資料處理量減少的主要原因是渤海海域資料處理工作量減少。

工程勘察

2004年上半年，我們擁有并運營的3艘綜合性海洋工程勘察船，主要在渤海、東海、南海東部作業，共取得收入人民幣39百萬元，較2003年同期55百萬元減少16百萬元，減幅爲29.1%。收入減少的主要原因是2004年上半年陸地工作量都較去年同期有所減少。

財務狀况回顧

營業額

2004年上半年的營業額爲人民幣1,796.7百萬元，較2003年同期增加了人民幣360.7百萬元，增幅爲25.1%。營業額增加是因爲鑽井和油氣井技術服務業務的營業額大幅上升，以及近海工作船及運輸和物探業務營業額有所增加。

2004年上半年鑽井業務的營業額爲人民幣798.4百萬元，較2003年同期的人民幣632.1百萬元增加了人民幣166.3百萬元，增幅爲26.3%。營業額增加主要是因爲2004年上半年增加一條自升式鑽井船的作業及半潛式工作量飽滿使鑽井作業量大幅增加，同時我們爲客户所提供的修井服務也有所增加。

2004年上半年油氣井技術服務業務的營業額爲人民幣394.3百萬元，較2003年同期的人民幣268.4百萬元增加了人民幣125.9百萬元，增幅爲46.9%。營業額大幅增加的主要原因是2004年上半年油氣井技術服務的工作量大幅增加，同時測井、定向井和固井等在部分作業過程中采用新技術和新材料增加了作業收入。

2004年上半年近海工作船及運輸業務的營業額爲人民幣365.4百萬元，較2003年同期的人民幣302.9百萬元增加了人民幣62.5百萬元，增幅爲20.6%。營業額的增加主要是由於新建船舶投產運營，使近海工作船的總作業天數增加1,238天。

2004年上半年物探勘察服務業務的營業額爲人民幣238.6百萬元，較2003年同期的人民幣232.7百萬元增加了人民幣5.9百萬元，增幅爲2.5%。營業額增加的主要原因是三維采集業務較上年同期有所增加。

其他收入

2004年上半年的其他收入爲人民幣16.5百萬元，較2003年同期增加了人民幣14.1百萬元，主要來源於保險賠款收入。

管理層討論及分析

經營支出

截至2004年6月30日止，經營支出爲人民幣1,389.5百萬元，較2003年同期人民幣1,061.7百萬元增加了人民幣327.8百萬元，增幅爲30.9%。經營支出增加主要是因爲折舊、人工成本、修理費、物料消耗和租賃費等有所增加。折舊增加主要因爲公司在新增船舶以及相關鑽井設備等使同比增加了人民幣37.2百萬元。人工成本同比增加人民幣55.3百萬元，主要原因是根據業務量需要而增加作業人員及作業工時。物料消耗同比增加人民幣163.3百萬元，主要因工作量增加相應增加材料等消耗，同時2003年下半年原材料漲價亦對物料消耗增加產生一定影響。租賃費同比增加了人民幣44.2百萬元，主要因增加新租鑽井船，以及爲提升測井資料准確度租賃了RCI設備，同時船舶業務因作業量上升而增加了外租船舶。其他營業費用同比增加人民幣17.1百萬元，主要是因爲增加技術研究費投入和差旅費等開支。

2004年上半年鑽井業務的經營支出爲人民幣547.1百萬元，比去年同期的人民幣383.9百萬元增加了人民幣163.2百萬元，增幅爲42.5%。其中折舊費同比增加了人民幣17.3百萬元，主要因NH1、NH5、NH6等鑽井船改造新增專用設備。員工成本支出較去年同期增加了人民幣29.2百萬元，增加的主要原因是由於鑽井業務量增加，增加作業人員。修理費同比增加人民幣5.4百萬元，主要是對BH10、BH12等鑽井船進行維護修理。物料消耗較去年同期增加人民幣69.3百萬元，增加的主要原因是工作量增加相應增加了材料費等支出，同時2003年下半年原材料漲價對2004年上半年物料消耗的增加也產生影響。租賃費較去年同期增加人民幣28.9百萬元，主要是支付新租鑽井船租金。其他營業費用同比增加人民幣12.1百萬元，主要是增加差旅費等開支。

2004年上半年油氣井技術服務業務的營業成本爲人民幣337.4百萬元，比2003年上半年的人民幣244.9百萬元增加了人民幣92.5百萬元，增幅爲37.8%。營業支出增加的主要原因是員工成本同比增加人民幣5.7百萬元，而員工成本增加主要是由於油田服務工作量增加，增加作業人員。物料消耗較2003年同期增加人民幣70.5百萬元，主要原因是工作量增加相應增加了材料費等費用，以及增加項目分包費支出。租賃費同比增加人民幣13.2百萬元，主要是因爲2004年上半年租賃了提升測井資料准確度的RCI設備。

2004年上半年近海工作船及運輸業務的營業支出爲人民幣317.2百萬元，比去年同期的人民幣246.2百萬元增加了人民幣71.0百萬元，增幅爲28.8%。經營支出增加的主要原因是折舊同比增加了人民幣14.8百萬元，其中主要是增加的新船的折舊。員工成本較去年同期增加人民幣12.8百萬元，主要是由於船舶數量增加，增加作業人員。物料消耗同比增加人民幣24.2百萬元，主要是工作量增加相應增加材料支出，同時爲保證船舶正常運營，2004上半年增加配件儲備。租賃費較2003年同期增加人民幣12.2百萬元，主要是爲滿足作業需要租用2艘工作船。2004年上半年物探勘察服務業務的營業支出爲人民幣187.9百萬元，比2003年上半年人民幣186.7百萬元增加了人民幣1.2百萬元，增幅爲0.6%。營業支出增加的主要原因是新增資產使折舊費增加人民幣2.7百萬元，其他營業費用增加人民幣1.8百萬元，主要是國外代理費等，同時由於增加員工使員工成本增加7.6百萬元。與此相抵，租賃費較2003年同期減少人民幣10.0百萬元，主要因爲今年上半年物探在南海作業較多，其中租賃護航船費用由客户方支付，因此相應減少護航船租賃支出。

經營利潤

2004年上半年公司取得營業利潤人民幣423.7百萬元，而2003年同期爲人民幣376.6百萬元，同比增加了人民幣47.1百萬元，增幅爲12.5%。其中油氣井技術服務業務取得營業利潤人民幣64.9百萬元，同比增加了人民幣40.1百萬元，增幅爲161.6%。物探勘察服務業務取得營業利潤人民幣56.8百萬元，較2003年同期增加了人民幣10.1百萬元。增幅爲21.6%。鑽井業務取得營業利潤人民幣253.7百萬元，較2003年同期增加了人民幣5.5百萬元，增幅爲2.2%。船舶業務2004年上半年的營業利潤爲人民幣48.3百萬元，同比減少了8.6百萬元，降幅爲15.1%。

融資收益／虧損

2004年上半年我們取得融資收益人民幣12.1百萬元，而2003年同期的融資收益爲人民幣5.3百萬元，本期比2003年同期增加了人民幣6.8百萬元。增加的原因主要是銀行存款利息增加了人民幣5.4百萬元，同時匯兑净收益增加了1.4百萬元。

應占共同控制實體的利潤

我們應占共同控制實體的利潤由2003年上半年的人民幣29.1百元增加了人民幣13.9百萬元至2004年上半年的人民幣43.0百萬元，增幅爲47.8%。主要是從事油氣井技術服務的合營公司收益增長了人民幣13.9百萬元，其中達雷斯收益增加人民幣4.2百萬元，麥克巴收益增加人民幣9.7百萬元。

管理層討論及分析

稅前利潤

2004年上半年公司共取得稅前利潤人民幣478.8百萬元，2003年同期稅前利潤爲人民幣411.0百萬元，本期相對2003年同期增長人民幣67.8百萬元，增幅爲16.5%。此增幅主要得益於我們油氣井技術服務業務和物探勘察服務業務的增長。

稅金

2004年上半年，我們的稅金支出爲人民幣25.7百萬元， 2003年同期的稅金爲人民幣84.1百萬元。主要是公司在2004年上半年衝抵了2003年稅務機關對高新技術企業的稅收減免，減少了所得稅費用人民幣128.9百萬元，而2003年同期稅收減免爲人民幣45.5百萬元。

稅後利潤

2004年上半年我們的稅後利潤較2003年同期的人民幣326.8百萬元增加了人民幣126.3百萬元至人民幣453.1百萬元，增幅爲38.6%。增加原因中2003年所得稅減免使稅後利潤净增人民幣83.4百萬元，其余主要來自2004年上半年經營所得。

現金及現金等價物

於2004年6月30日，我們的現金及現金等價物爲人民幣2,138.4百萬元，較2003年12月31日之現金及現金等價物人民幣2,198.6百萬元減少了人民幣60.2百萬元，於2004年上半年内，我們已投入資本性投資人民幣595.6百萬元、購買國債回購投資人民幣130.0百萬元及派發2003年年末股息90.7百萬元。上述的現金流出大部分已由經營活動所產生之净現金流入人民幣712.0百萬元所抵銷。

分派

我們擬派發2004年中期特別股息人民幣91.5百萬元。而2003年中期特別股息爲49.0百萬元。

展望

下半年，中國近海的勘探及開發活動將維持穩健增長，我們對在中國近海以至海外市場的發展前景感到非常樂觀，并充滿信心。我們預期：船隊的使用率亦將繼續處於高水平。我們將致力通過引進高新技術及設備以提升營運效率及整體競爭實力，并同時减低營運開支。我們還將積極處理好改革、發展、穩定的關系，努力爲企業營造出一個良好、和諧的發展環境。

補充資料

企業管治

中期業績已經由三名獨立非執行董事組成的董事會審計委員會審閱。該委員會已審閱本公司采納的會計原則及應用，以及已商討審計內部監控及財務申報事宜。

公司的主要股東

截至2004年6月30日，就各董事所知，下列人士直接或間接擁有中海油田附有在股東大會上之表決權的已發行股本5%或以上之權益。

股東名稱	持有權益的股份數目
中國海洋石油總公司	2,460,468,000
J.P. Morgan Chase & Co.	229,584,200
The Capital Group Companies, Inc.	169,808,925
Morgan Stanley	123,383,000
Wellington Management Company, LLP	87,261,000
Schroder Investment Management North America Limited	79,706,000

除了上述持股人外，就各董事所知并無其他人或公司擁有任何中海油田的股本權益達已發行的股本的5%或上以而須按（證券及期貨條例）存置證册內。

購買、出售及贖回我們的上市證券

本公司及其子公司於2004年首6個月內概無購買、出售及贖回本公司的任何上市證券。

董事和監事於合同的權益

截至2004年6月30日的6個月內董事和監事并無於本公司、其控股公司或其任何子公司或同集團子公司於年內訂立、對本集團的業務而言屬重大的任何合同中直接或間接擁有重要權益。

董事和監事於股份的權益

於2004年6月30日，董事、監事或其關聯方，并無於本公司或其相聯法團（定義見《證卷及期貨條例》）的任何股本或債務證券中，擁有任何個人、家族、公司或其他權益。

董事和監事收購股份或債券的權利

於年內任何時間，本公司并無授予任何董事、監事或他們的各自的配偶、或十八歲以下的子女權利，或他們已行使任何上述權利，透過收購本公司的股份或債券而獲益，或本公司，其控股公司或任何子公司或同集團子公司并無訂立任何安排，讓董事收購任何其他法人團體的權利。

補充資料

中期特別股息

董事會已建議就截至2004年6月30日止六個月支付中期特別股息每股人民幣2.29分。建議派發之中期特別股息將於即將舉的臨時股東大會上由中海油田股東審議批核。

股東會登記手續將由2004年9月28日（星期二）至此2004年10月28日（星期四）（包括首尾兩天在內）期間暫停辦理。爲了符合資格獲派中期特別股息，所有過户文件連同有關股票，須於2004年9月27日（星期一）下午四時正前交往本公司的股份過户登記處香港中央證券登記有限公司，地址爲香港灣仔皇后大道東183號合和中心17樓1712–1716室。

最佳應用守則

董事認爲，我們於中期報告所涵蓋的整段期間內，一直遵守香港聯合交易所上市規則附錄十四所載的最佳應用守則。

上市公司董事會進行證券交易之標准守則

本公司已對所有董事進行過專門的質詢，本公司董事確認，在截至二零零四年六月三十日止六個月期間内遵守了上市規則附録十所載之上市公司董事進行證券交易之標准守則所要求之標准。

其它

除中期報告所披露的，董事們認爲二零零三年十二月三十一日的年報所發布信息没有重大變化。

在本報告之日公司的董事會的組成情況如下：
袁光宇先生，吴孟飛先生爲執行董事；
傅成玉先生，王中安先生爲非執行董事；
閻焱先生，鄺志强先生和蔣小明先生爲獨立非執行董事。
代表董事會



傅成玉
董事長

香港2004年8月24日

獨立核數師審閱報告

致中海油田服務股份有限公司董事會

(在中華人民共和國注册成立的股份有限公司)

我們受　貴公司委托對　貴公司及其子公司(「貴集團」)刊於第14頁至第30頁截至2004年6月30日止六個月的中期財務報告作出審閱。

董事及核數師的責任

根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)的規定，上市公司必須符合香港會計師公會發出的會計實務准則第25號「中期財務報告」及其相關的規定編制中期財務報告。中期財務報告由董事負責，并由董事核准通過。我們的責任是根據我們審閱工作的結果，對中期財務報告提出獨立結論，并按照我們雙方所協定的審計業務約定書條款，只向作爲法人團體的董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負上或承擔任何責任。

審閱工作

我們是按照香港會計師公會所頒布的《核數准則》第700號–「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析中期財務報告，除賬項中另有説明的特別情況下，評估財務報告中會計政策是否貫徹運用及賬項編列是否一致。審閱工作不包括審核程序中對控制的測試及對資產、負債和交易的驗證。由於審閱工作的範圍遠較審核工作少，所給予的保證程序也較審核低，因此，我們不會對中期財務報告發表審核意見。

審閱結論

根據這項不構成審核的審閱工作，我們并不察覺截至2004年6月30日止六個月的中期財務報告需要作出任何重大的修改。

安永會計師事務所

執業會計師

香港
2004年8月24日

綜合損益表

截至2004年6月30日止六個月

	附注	截至2004年6月30日止六個月（未經審核）人民幣千元	截至2003年6月30日止六個月（未經審核）人民幣千元
營業額		1,796,699	1,435,998
其他收入		16,490	2,360
經營支出			
物業、廠房及設備折舊		(331,983)	(294,809)
雇員薪酬成本		(292,239)	(236,914)
修理及維護成本		(48,378)	(39,771)
消耗物料、物資、燃料、服務及其他		(517,195)	(353,867)
經營租約支出		(95,519)	(51,274)
其他銷售、一般及行政支出）		(30,424)	(28,469)
其他經營支出		(73,727)	(56,611)
總經營支出		(1,389,465)	(1,061,715)
經營利潤		423,724	376,643
融資成本			
匯兑收益／（虧損），凈額		283	(1,139)
利息支出		-	(1)
利息收入		11,776	6,412
		12,059	5,272
應占合營公司利潤		43,006	29,061
税前利潤		478,789	410,976
税金	4	(25,656)	(84,136)
股東應占日常業務凈利潤		453,133	326,840
擬派中期特別股息	5	91,493	49,142
每股盈利－基本	6	11.34 cents	8.18 cents

綜合資產負債表

2004年6月30日

	附注	2004年 6月30日 (未經審核) 人民幣千元	2003年 12月31日 (未經審核) 人民幣千元
非流動資產			
物業、廠房及設備淨額	7	5,087,627	4,826,823
於合營公司的權益		148,064	148,907
		5,235,691	4,975,730
流動資產			
存貨		220,260	200,759
預付款項、按金及其他應收賬款		128,893	76,623
應收賬款淨額	8	610,997	567,550
應收最終控股公司賬款	9	38,252	23,477
應收其他海油總公司集團公司賬款	10	2,037	4,884
短期投資	11	313,477	180,427
已抵押定期存款		3,026	3,024
現金及現金等價物		2,138,409	2,198,581
		3,455,351	3,255,325
流動負債			
貿易及其他應付賬款	12	352,170	285,396
應付薪金及花紅		139,230	71,365
應付稅金		173,310	171,081
應付其他海油總公司集團公司賬款	10	22,016	17,110
應付最終控股公司賬款	9	200,000	-
		886,726	544,952
流動資產淨值		2,568,625	2,710,373
資產總值減流動負債		7,804,316	7,686,103
非流動負債			
遞延稅金負債		496,741	540,967
長期應付最終控股公司賬款	9	400,000	600,000
		6,907,575	6,545,136
資本及儲備			
已發行股本	14	3,995,320	3,995,320
儲備		2,820,762	2,459,122
擬派股息		91,493	90,694
		6,907,575	6,545,136

綜合股東權益變動表

截至2004年6月30日止六個月

未經審核	股本 人民幣千元	資本公積 人民幣千元	法定儲備 人民幣千元	留存利潤 人民幣千元	擬派股息 人民幣千元	總計 人民幣千元
於2004年1月1日的結餘	3,995,320	1,975,810	101,306	382,006	90,694	6,545,136
期内利潤	-	-	-	453,133	-	453,133
已宣派年末股息	-	-	-	-	(90,694)	(90,694)
擬派中期特別股息	-	-	-	(91,493)	91,493	-
於2004年6月30日	3,995,320	1,975,810	101,306	743,646	91,493	6,907,575

未經審核	股本 人民幣千元	資本公積 人民幣千元	法定儲備 人民幣千元	留存利潤 人民幣千元	擬派股息 人民幣千元	總計 人民幣千元
於2003年1月1日的結餘	3,995,320	1,975,810	31,420	125,706	52,339	6,180,595
期内利潤	-	-	-	326,840	-	326,840
已宣派年末股息	-	-	-	-	(52,339)	(52,339)
擬派中期特別股息	-	-	-	(49,142)	49,142	-
於2003年6月30日	3,995,320	1,975,810	31,420	403,404	49,142	6,455,096

簡明綜合現金流量表

截至2004年6月30日止六個月

	截至2004年6月30日止六個月（未經審核）人民幣千元	截至2003年6月30日止六個月（未經審核）人民幣千元
經營活動的現金流入净額	712,024	452,176
投資活動的現金流出净額	(159,905)	(2,113,234)
融資前的現金流入／（流出）净額	552,119	(1,661,058)
融資活動的現金流出净額	(90,694)	(52,339)
現金及現金等值物增加／（減少）净額	461,425	(1,713,397)
期初的現金及現金等價物	792,614	2,607,926
期末的現金及現金等價物	1,254,039	894,529
現金及現金等價物的結餘的分析		
現金和銀行及金融機構的結餘	2,141,435	2,543,171
減：就信用證融資已抵押的定期存款	(3,026)	(70,093)
資產負債表的現金及現金等價物	2,138,409	2,473,078
減：認購時原定於三個月以後到期的無抵押定期存款：		
－銀行存款	(988,952)	(1,578,565)
－中海石油財務公司	(208,895)	(150,000)
加：認購時原定於三個月以內到期的短期投資	313,477	150,016
現金流量表的現金及現金等價物	1,254,039	894,529

中期財務報表附注
2004年6月30日

1. 公司資料及主要業務

本集團主要從事提供在中國近海油田服務，如鑽井服務、油氣井技術服務、近海工作船服務和運輸業務及物探勘查服務。

中海油田服務股份有限公司的注册辦事處位於中國天津塘沽300451海洋高新技術開發區河北路3-1516號。

董事會認爲最終控股公司爲海油總公司。

於2004年6月30日，本公司於以下子公司及合營公司擁有直接及間接權益：

公司名稱	註册成立／成立地點及日期	本集團直接應占股權百分比	已發行及實繳資本面值	主要業務
直接持有子公司：				
力科有限公司	美國 1994年11月2日	100%	100,000美元	銷售測井儀器設備
China Oilfield Services (BVI) Limited	英屬處女群島 2003年3月19日	100%	1美元	投資控股
間接持有子公司：				
COSL (Labuan) Company Limited	馬來西亞 2003年4月11日	100%	1美元	於印度尼西亞提供鑽井服務
COSL Services Southeast Asia (BVI) Limited	英屬處女群島 2003年5月29日	100%	1美元	投資控股

公司名稱	註册成立／成立地點及日期	本集團直接應占股權百分比	已發行及實繳資本面值	主要業務
合營公司：				
中法渤海地質服務有限公司（「中法渤海」）	中國天津 1983年11月30日	50%	11,650,000美元	提供測井服務
中國南海－麥克巴泥漿有限公司（「麥克巴」）	中國深圳 1984年10月25日	60%*	1,250,000美元	提供鑽井泥漿技術服務
海洋石油－奥帝斯完井服務有限公司（「奥帝斯」）	中國天津 1993年4月14日	50%	2,000,000美元	提供完井服務
中國石油測井－阿特拉斯合作服務公司（「阿特拉斯」）	中國廣東 1984年5月10日	50%	2,000,000美元	提供測井服務
中海達雷斯地學服務（天津）有限公司（「達雷斯」）	中國天津 1983年8月24日	50%	1,720,000美元	提供物探勘查服務
天津市金龍化工公司（「金龍化工」）	中國天津 1993年9月7日	50%	1,036,000人民幣	提供鑽井泥漿技術服務

* *董事認爲，本公司并無控制麥克巴的財政及營運决策，因此麥克巴的財務報表并無列入於本集團的綜合財務報表中，麥克巴的財務報表已根據權益法計入本集團的綜合財務報表。*

中期財務報表附注

2004年6月30日

2. 主要會計政策

中期財務報表乃根據歷史成本慣例，并根據會計實務准則（「會計實務准則」）第25號「中期財務報告」編制。

編制中期財務報表所采用的主要會計政策及編制基礎，與截至2003年12月31日止年度的年度經審核財務報表所采用者一致。

3. 分部資料

本集團透過其四個主要業務分部：鑽井服務、油氣井技術服務、近海工作船服務和運輸業務及物探勘察服務，從事廣泛系列的石油相關業務。

本集團的經營活動、獨立架構及管理是根據其所提供的經營及服務性質。各本集團業務分部均代表一項策略業務單位，而該單位提供的服務所承擔的風險及回報與其他業務分部有別。業務分部詳情概要如下：

(a) 鑽井服務分部從事鑽探油氣田服務及修井；

(b) 油氣井技術服務分部從事油氣井測試及井下服務，例如鑽井液、定向鑽井、固井及完井；

(c) 近海工作船服務和運輸業務從事運輸物資、貨物及人員往近海設施，及移動及放置鑽油架構，以及運輸原油及已提煉的產品：及

(d) 物探勘查分部從事地震資料收集，海上測量及資料處理等服務；

3. 分部資料 續

由於本集團絕大部份資產、經營及客户均位於中國，被視爲位於一個具有類似風險及回報經濟環境的地理位置，故并無進一步呈列地區分部資料的分析。

本集團截至2004年6月30日止六個月按主要業務劃分的營業額及經營業績分析如下：

	鑽井 2004年 (未經審核) 人民幣千元	油氣井技術 2004年 (未經審核) 人民幣千元	近海工作船服務和運輸業務 2004年 (未經審核) 人民幣千元	物探勘查 2004年 (未經審核) 人民幣千元	總計 2004年 (未經審核) 人民幣千元
營業額					
銷售(包括分部間)	843,828	403,664	367,374	238,591	1,853,457
減：分部間銷售	45,471	9,336	1,951	-	56,758
來自外部客户總銷售	798,357	394,328	365,423	238,591	1,796,699
經營利潤					
分部業績	253,669	64,931	48,334	56,790	423,724

本集團截至2003年6月30日止六個月按主要業務劃分的營業額及經營業績分析如下：

	鑽井 2003年 (未經審核) 人民幣千元	油氣井技術 2003年 (未經審核) 人民幣千元	近海工作船服務和運輸業務 2003年 (未經審核) 人民幣千元	物探勘查 2003年 (未經審核) 人民幣千元	總計 2003年 (未經審核) 人民幣千元
營業額					
銷售(包括分部間)	649,082	280,013	303,441	232,678	1,465,214
減：分部間銷售	17,029	11,635	552	-	29,216
來自外部客户總銷售	632,053	268,378	302,889	232,678	1,435,998
經營利潤					
分部業績	248,196	24,819	56,977	46,651	376,643

中期財務報表附注

2004年6月30日

4. 稅金

本集團須就本集團的成員公司來自其各自成立地和經營所在地應納稅轄區所產生或得到的利潤，按經營實體交納所得稅。由於本集團目前没有任何來自香港的應納稅收入，本集團毋須交納香港的利得稅。

根據中國的有關稅法，本公司須按33%的稅率繳納企業所得稅。

於2003年，本公司作爲高新科技企業所得稅減稅優惠的申報獲得批准，而本公司由2002年10月1日至12月31日期間（即本公司於2002年9月26日重組爲股份有限公司後的期間）的企業所得稅率由33%減少至15%。因此，在截止2003年6月30日六個月期間本公司録得關於2002年10月1日至12月31日期間的退稅優惠人民幣約45.5百萬元。根據中國現行的稅務規則，中海油田日後能否符合資格取得該項企業所得稅稅率寬減，視乎中海油田是否能符合有關稅務規則所規定的若干年度指標，該等指標包括高新技術服務銷售額與銷售總額的最低比例、研發支出分別與根據中國會計原則的支出總額及收益總額的各自最低比例。

期內，本公司就作爲一間高新科技企業申請將2003財政年度（即2003年1月1日至2003年12月31日期間）的企業所得稅率由33%減少至15%的申請，獲得稅務機關批准。因此，本公司在本期録得有關2003財政年度的退稅人民幣129百萬元。

截止本報告日，由於企業所得稅率未能於本期業績内確定由33%減至15%，故管理層認爲使用33%計算本公司截至2004年6月30日止年六個月期間的所得稅負債屬恰當。

本公司於馬來西亞新注册成立的附屬公司COSL (Labuan) Company Limited，須就其於印尼的鑽井業務所產生的服務收入總額，按所得稅及分行利得稅的合計總率6.6%繳納稅金。

本期及遞延所得稅根據已實行的稅率計算。

4. 稅金 續

本集團稅金准備分析如下：

	截至2004年 6月30日 止六個月 （未經審核） 人民幣千元	截至2003年 6月30日 止六個月 （未經審核） 人民幣千元
香港利得稅：	-	-
海外所得稅：		
當期所得稅	49	120
遞延所得稅	-	-
中國企業所得稅：		
當期所得稅	190,077	128,422
退稅	(128,907)	(45,532)
遞延所得稅	(44,226)	(4,199)
應占稅金：		
合營公司	8,663	5,325
	25,656	84,136

適用於稅前利潤的稅金支出（使用本公司及其合營公司所處的中國大陸法定稅率）與按實際稅率計算的稅金支出對賬以及適用稅率（即法定稅率）與實際稅率的對賬如下：

	截至2004年 6月30日止六個月 （未經審核）		截至2003年 6月30日止六個月 （未經審核）	
	人民幣千元	%	人民幣千元	%
稅前利潤	478,789		410,976	
按法定稅率33%計算（2003年：33%）的稅金	158,000	33.0	135,622	33.0
特別省分或地方機構的較低稅率	(8,290)	(1.7)	(7,502)	(1.8)
稅金退款	(128,907)	(26.9)	(45,532)	(11.0)
不可就稅金扣減的支出	4,853	1.0	1,548	0.3
按本集團實際稅率徵收的稅金總額	25,656	5.4	84,136	20.5

中期財務報表附注
2004年6月30日

5. 股息

根據本公司的公司章程，就分配利潤而言的稅後净利潤將被視爲(i)根據中國會計原則及財務條例釐定的净利潤及(ii)根據香港會計准則釐定的净利潤兩者之較低者。

董事會已建議就截至2004年6月30日止六個月支付中期特別股息每股人民幣2.29分（2003年：人民幣1.23分）。建議派發之中期特別股息需於即將舉行的臨時股東大會上由本公司股東審議批核才能生效。

6. 每股盈利

每股基本盈利乃根據截至2004年6月30日止六個月股東應占日常業務的净利潤約人民幣453,133,000元（2003年：人民幣326,840,000元），以及於於期内加權平均股份約3,995,320,000股（2003年：3,995,320,000股）已發行而計算。

因爲於截至2004年及2003年6月30日止六個月并無出現攤薄事件，故并無計算該等年度的每股攤薄盈利。

7. 物業、廠房及設備净額

期内，本集團購建油輪及船舶、鑽井設備、機器及設備、汽車及在建工程的成本總額達到約人民幣595,577,000元。爲數人民幣44,391,000元的油輪及船舶於2004年出售，相關的出售虧損人民幣992,000元已計入本集團截至2004年6月30日止六個月的綜合財務報表的其他經營支出中。

截至財務報表的批准日期，鑽井船、油輪及船舶的總成本值及帳面净值分別爲人民幣438,000,000元及人民幣114,000,000元，於集團重組於2002年完成後仍未完成所有權重新登記的手續。本公司正向有關政府機關以其名義爲這些鑽井船、油輪及船舶進行所有權的重新登記。

8. 應收賬款净額

於結算日，應收賬款净額的賬齡分析如下：

	2004年6月30日 (未經審核) 人民幣千元	2003年12月31日 (經審核) 人民幣千元
尚未償還結餘的賬齡：		
於1年內	585,396	533,586
於1至2年內	64,483	58,973
於2至3年內	1,315	1,919
	651,194	594,478
減：呆賬準備	(40,197)	(26,928)
	610,997	567,550

本集團的一般信貸期爲30日至90日。

9. 最終控股公司賬款

應收最終控股公司賬款爲無抵押、免息及無固定償還期。

應付最終控股公司總結餘人民幣600,000,000元爲無抵押、免息及須由2005年5月1日起按三年每年分期償還。因此，人民幣200,000,000元撥歸流動負債。

10. 其他海油總公司集團公司賬款

其他海油總公司集團公司賬款爲無抵押、免息及無固定償還期。

11. 短期投資

	2004年6月30日 (未經審核) 人民幣千元	2003年12月31日 (經審核) 人民幣千元
購入附有責任轉售的政府債券	313,477	180,427

於財務報表批准日期，本集團短期投資的市值與於2004年6月30日的賬面值相若。

中期財務報表附注

2004年6月30日

12. 貿易及其他應付賬款

於結算日，貿易及其他應付賬款的賬齡分析如下：

	2004年6月30日 （未經審核） 人民幣千元	2003年12月31日 （經審核） 人民幣千元
未償還結餘的賬齡：		
於1年內	332,829	277,244
於1至2年內	11,189	5,851
於2至3年內	6,743	2,301
3年以上	1,409	-
	352,170	285,396

13. 可分派儲備

於2004年6月30日，根據中國公司法，於本公司資本公積賬內約人民幣1,976百萬元的金額及本公司法定儲備內約人民幣101百萬元的金額，兩筆金額根據中國會計標准及規例釐定，可供以未來資本化爲股本。此外，本公司有留存利潤約人民幣790百萬元可供作股息分派。除上文所述者外，於2004年6月30日，本公司並無任何儲備可供分派予其股東。

14. 已發行資本

	2004年6月30日 （未經審核） 人民幣千元	2003年12月31日 （經審核） 人民幣千元
註册、已發行及繳足：		
2,460,468,000股每股面值人民幣1.00元的國家法人股	2,460,468	2,460,468
1,534,852,000股每股面值人民幣1.00元的H股	1,534,852	1,534,852
於2004年6月30日及2003年12月31日	3,995,320	3,995,320

本公司並無設立任何購股權計劃。

15. 關連人士交易

倘一方有能力直接或間接控制另一方，或對另一方的財務及經營決定施加重大影響力，即被視爲是關連人士。倘雙方受到共同控制或共同重大影響力，亦被視爲是關連人士。關連人士可以是個人或公司實體。

本集團爲海油總公司集團中規模較大的一組公司的一部份，并與海油總公司成員公司有廣泛交易及關系。因此，該等交易的條款可能與非關連人士的交易條款不相同。關連人士指海油總公司爲該公司的股東，且能够行使控制權及共同控制權或重大影響力的公司。交易乃按各方協定的條款作出。

除該等財務報表其他地方載述的交易及結餘外，以下爲本集團與(i)中國海洋石油有限公司集團；(ii)海油總公司集團；及(iii)其合營公司進行的重大交易概要：

			截至2004年6月30日止六個月(未經審核)人民幣千元	截至2003年6月30日止六個月(未經審核)人民幣千元
A.	已包括於收入：			
	向下列關連人士提供服務所賺得的總收入：			
	a.	中國海洋石油有限公司集團		
		提供鑽井服務	508,307	253,093
		提供油氣井技術服務	243,458	201,029
		提供近海工作船服務和運輸業務	203,678	161,480
		提供物探勘察服務	171,632	96,453
			1,127,075	712,055
	b.	中國海洋石油有限公司集團作爲產品分成合同下的營辦商		
		提供鑽井服務	44,252	9,379
		提供油氣井技術服務	34,346	2,418
		提供近海工作船服務和運輸業務	30,382	20,442
			108,980	32,239

中期財務報表附注

2004年6月30日

15. 關連人士交易 續

		截至2004年6月30日止六個月（未經審核）人民幣千元	截至2003年6月30日止六個月（未經審核）人民幣千元
A.	已包括於收入：		
	向下列關連人士提供服務所賺得的總收入：		
c.	海油總公司集團		
	提供鑽井服務	3,845	13,952
	提供油氣井技術服務	29,558	19,292
	提供近海工作船服務和運輸業務	44,971	33,928
	提供物探勘察服務	3,023	14,798
		81,397	81,970
d.	合營公司		
	提供鑽井服務	1,553	346
	提供油氣井技術服務	8,437	7,474
	提供物探勘察服務	5,500	-
		15,490	7,820
B.	已包括於經營支出：		
	由海油總公司集團提供的服務：		
	外雇人員服務	8,928	27,902
	物資、公用事業及其他配套服務	32,820	32,137
	運輸業務	1,719	2,174
	辦公室、貨倉及船舶停泊處租賃服務	16,798	5,001
	設備租賃服務	12,283	1,059
	修理及維護服務	6,839	4,597
	管理服務	4,170	4,338
		83,557	77,208
C.	已包括於利息收入：		
	從中海石油財務公司所賺得的利息收入	2,057	767

15. 關連人士交易 續

		2004年6月30日 (未經審核) 人民幣千元	2003年12月31日 (經審核) 人民幣千元
D.	存款及貸款:		
	存放於中海石油財務公司的存款	208,895	252,552

本公司及上述關連人士同屬海油總公司集團，并受相同最終控股公司的共同控制。

本公司與海油總公司集團訂立多項協議，就雇員福利安排，提供物資、公用事業及配套服務、提供技術服務、租賃房屋及其他各種的商業安排。

本公司於2002年9月與海油總公司集團訂立多項房屋租賃協議，租賃由海油總公司擁有的若干物業。根據這些租賃協議，本公司每年須向海油總公司集團支付的租金總額人民幣7.6百萬元。

本公司董事認爲，與關連人士進行的上述交易乃在正常業務過程中進行。

16. 經營租賃安排

本集團根據經營租賃安排租用若干鑽井船及辦公室物業。物業租約一般介乎於1至8年的年期。

於結算日，本集團根據不可撤銷經營租賃有以下最低租金付款:

	2004年6月30日 (未經審核) 人民幣千元	2003年12月31日 (經審核) 人民幣千元
於1年內	94,900	48,701
於第2至第5年(包括頭尾兩年)	228,795	239,484
5年後	213,787	245,073
	537,482	533,258

中期財務報表附注

2004年6月30日

17. 資本性承諾

本集團的資本性承諾主要是爲購建及采購固定資產：

	2004年6月30日 (未經審核) 人民幣千元	2003年12月31日 (經審核) 人民幣千元
已簽訂但未撥備合同	**575,369**	50,889
已批准但未簽訂合同	**4,678,317**	3,330,953
	5,253,686	3,381,842

18. 或然負債

於2004年6月30日，本集團并無任何重大或然負債。

19. 批准中期財務報表

董事會於2004年8月24日批准及授權刊發截至2004年6月30日止六個月的中期財務報表。

臨時股東大會通知

中海油田服務股份有限公司於2004年10月28日（星期四）上午十時整在北京市東直門外小街6號海洋石油大厦3樓多功能會議廳召開2004年臨時股東大會，擬處理下列事項：

作爲普通事項：

1、　審議通過關於2004年中期特別股利分配的議案

2、　審議通過關於2005年1月1日至2007年12月31日的關聯交易限額的議案

作爲特別事項：

3、　通過關於中海油田章程修改的議案，并授權董事會在方案通過後向中國政府有關部門備案

章程修改方案

根據香港聯合交易所有限公司新修訂的《香港聯合交易所上市規則》的規定，中海油田擬對《章程》第七十五條、九十七條、一百零二條、一百一十八條及一百三十八條進行相應修改。

第七十五條

現有的第七十五條全條删去，以下列取代：

「股東（包括股東代理人）在股東大會表决時，以其所代表的有表决權的股份數額行使表决權，每一股份有一票表决權。

當任何股東須按《上市規則》就個別决議案放弃表决或被限制只可就某指定决議案投贊成票或反對票，而該股東或股東代理人在投票時違反該規定或限制，其所投的票數將不予計入表决結果內。」

臨時股東大會通知

第九十七條

當任何類別股東須按《上市規則》就個別類別股東會決議案放弃表决或被限制只可就某指定決議案投贊成票或反對票，而該股東或股東代理人在投票時違反該等規定或限制，其所投的票數將不予計入表决結果內。」

第一百零二條

現有的一百零二條全條删去，以下列取代：

「董事由股東大會選舉産生，任期三年。董事任期届滿，可以連選連任。

有關提名董事候選人的意圖以及候選人表明願意接受提名的書面通知，不得早於有關進行董事選舉的會議通知書發出後翌日發出，亦不得遲於股東大會召開前7日發給公司。

董事長、副董事長由全體董事會成員的過半數選舉和罷免，董事長、副董事長任期三年，可以連選連任。

股東大會在遵守有關法律、行政法規規定的前提下，可以以普通决議的方式將任何任期未届滿的董事罷免（但依據任何合同可提出的索償要求不受此影響）。

由董事會委任以填補董事會臨時空缺或增任爲董事的任何人士，其任期須以公司的下次股東周年大會時間爲止，該等人士有資格重選連任。

控股機構的高級管理人員（董事長、副董事長、執行董事）兼任公司董事長、公司副董事長、執行董事職務的人數不得超過二名。

董事無須持有公司股份。」

第一百一十八條

該條款中「設副總裁八名」修改爲「設副總裁若干名」，其他内容不變。

第一百三十八條

現有的第一百三十八條全條刪去，以下列取代：

「公司董事、監事、總裁、副總裁和其他高級管理人員，不得指使相關人（定義見《上市規則》）做出董事、監事、總經理、總裁、副總裁和其他高級管理人員根據有關法律、法規、公司《章程》或其他規定不能作的事。」

承公司董事會命
陳衛東
公司秘書

香港，2004年8月24日

附注：

(1) 於2004年10月28日（星期四），名列香港中央證券登記有限公司所存置的中海油田股東名册的中海油田海外上市外資股（以H股形式）持有人及中國海洋石油總公司股權代表（作爲中海油田內資股的持有人），有權出席大會并於會上投票。

(2) 擬出席股東大會的股東，應將出席股東大會的回條，以郵遞或傳真方式於2004年10月8日（星期五）或之前送達中海油田之注册辦事處。中海油田之注册辦事處的詳情爲：

地址：香港花園道1號中銀大廈65樓
電話：(852) 2213 2502
傳真：(852) 2525 9322

(3) 凡有權出席股東大會并於會上投票的中海油田股票持有人，有權以書面委任一名或一名以上代表（不論是否一名股東）代其出席股東周年大會并於會上投票。凡委任多於一名代表的股東僅可於記名表决或投票表决時投票。股東須以書面形式委托代表，由委托人或股東以書面正式授權的人士簽署。委托人爲法人的，其委托書應加蓋法人印章或由其董事或正式委任授權人簽署。委任書由委托人授權他人簽署的，則該授權簽署之授權書或其他授權文件，必須經公證人公證。就H股持有人而言，授權書或其他授權文件及代表委任表格須於股東大會指定舉行時間二十四小時前送達中海油田之注册辦事處，地址爲香港花園道1號中銀大廈65樓，方爲有效。

(4) 中海油田將於2004年9月28日（星期二）起至2004年10月28日（星期四）（包括首尾兩日）暫停辦理股東登記手續，期間將不會辦理股份過户手續。擬出席股東大會及符合資格領取公司2004年中期分配特别股息的H股承讓人，須不遲於2004年9月27日（星期一）下午四時前，將正式蓋印的過户文件連同有關股票一并交回香港中央證券登記有限公司，以根據中海油田的章程完成有關過户登記的手續。

香港中央證券登記有限公司的地址如下：

香港灣仔皇后大道東183號合和中心17樓1712–1716室

(5) 股東或股東代理人出席股東大會時應出示本人身份證明。股東代理人還應出示其委托表格副本、委托書副本及該股東董事會或相應公司管理機構委派代表出席的决議副本。

(6) 股東大會不超過一個工作日。出席會議的股東或委任的代表須自行負擔交通及住宿開支。